UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170164

DIVISION OF
CORPORATION FINANCE

February 17, 2017

Molly R. Benson
Marathon Petroleum Corporation
mrbenson@marathonpetroleum.com

Re: Marathon Petroleum Corporation
Incoming letter dated December 22, 2016

Dear Ms. Benson:

This is in response to your letters dated December 22, 2016 and January 18, 2017 concerning the shareholder proposal submitted to MPC by the New York State Common Retirement Fund et al. We also have received letters on the proponents' behalf dated January 11, 2017 and January 23, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

February 17, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Marathon Petroleum Corporation
Incoming letter dated December 22, 2016

The proposal requires that the company prepare a report that describes the due diligence process used to identify and address environmental and social risks, including indigenous rights risk, in reviewing potential acquisitions.

There appears to be some basis for your view that MPC may exclude the United Church Funds as a co-proponent of the proposal under rule 14a-8(f). We note that this co-proponent appears to have failed to supply, within 14 days of receipt of MPC's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if MPC omits the United Church Funds as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that MPC may exclude the proposal under rule 14a-8(c). In our view, the proponents have submitted only one proposal. Accordingly, we do not believe that MPC may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that MPC may exclude the New York State Common Retirement Fund as a co-proponent of the proposal under rule 14a-8(e). Accordingly, we do not believe that MPC may omit the New York State Common Retirement Fund as a co-proponent of the proposal in reliance on rule 14a-8(e).

We are unable to concur in your view that MPC may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that MPC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that MPC may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that MPC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

23 January 2017

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By electronic mail

Re: Shareholder Proposal to Marathon Petroleum Corporation from the New New York State Common Retirement Fund, As You Sow (on behalf of Adelaide Gomer), Trillium Asset Management, LLC (on behalf of the Oneida Trust of the Oneida Tribe of Indians of Wisconsin), the Unitarian Universalist Association, and the United Church Funds

Dear Counsel:

The Proponents respectfully submit this brief response to several points in the reply letter from counsel for Marathon Petroleum Corporation ("Marathon" or the "Company") dated 18 January 2017.

First, Marathon argues (at p. 2) that the Proponents have needlessly caused extra work for the Division by not amending their Proposal to address Marathon's "one proposal" objection. Our prior letter explained why no such amendment was needed, and without repeating those points, Marathon's assertion is belied by the facts. Addressing the "one proposal" objection to Marathon's satisfaction (assuming that was possible) would not have obviated Marathon's "false or misleading" and "ordinary business" claims. It seems unlikely that resolving the "one proposal" objection would have dissuaded Marathon from filing its no-action letter asking the Division to devote its "time, attention and resources" to its other arguments. Marathon's accusation cannot be taken seriously.

Second, Marathon makes much (at pp. 2, 4) of the Proponents' willingness to delete a bullet point about an "exit option." The point is not entirely clear. This change was proposed to address Marathon's "false or misleading" objection, namely, that Marathon currently faces no exposure because certain closing conditions have not been met. The Proponents offered this deletion along with other minor modifications to make it clear that the resolution is focused on a risk that is potential, not actual (at least not at the moment). Marathon asserts – with no citation of authority – that such a change is not minor, but our proposed changes seem no more significant than those allowed under the Division's long-standing policy of allowing wording changes that turn a binding resolution into a non-binding resolution.

Finally, Marathon makes two arguments that were not in its initial letter.

· Marathon objects (at p. 3) to a statement in the supporting statement about the potential liability if there should be a catastrophic pipeline failure, asserting that this is the Proponents' "opinion stated as a fact." This argument ignores the guidance in STAFF LEGAL BULLETIN 14B, part A.4, namely, that companies should use their opposition statements, not the no-action process, to respond to such concerns. Moreover, even if Marathon had raised this objection in a proper and timely manner, Marathon ignores the statistics from the federal Pipeline and Hazardous Materials Safety Administration (Exhibit 1 to the Proponents' prior letter), which demonstrate that pipeline failures can have serious consequences.

· Marathon proffers a new "ordinary business" argument (at p. 5), namely, that the Proposal may be excluded because it involves the "deployment of capital." Of course, just about any company policy involves the deployment of capital, yet the examples Marathon cites involve quintessential "ordinary business" situations that lack an overriding policy issue, *e.g.,* whether to offer certain services to certain customers, whether to open branch offices, whether to build a new plant. The issues surrounding the Dakota Access Pipeline involve significant policy issues that differentiate the Proposal from these examples.

For these reasons and those stated in our prior letter, the Proponents respectfully ask the Division to deny Marathon the requested no-action relief.

Very truly yours,

Cornish F. Hitchcock

cc: Molly R. Benson, Esq.

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

January 18, 2017

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Petroleum Corporation – Response Letter Submitted by the New York State Common Retirement Fund

Ladies and Gentlemen:

On December 22, 2016, Marathon Petroleum Corporation (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials") a shareholder proposal and supporting statement (the "Proposal") submitted by the New York State Common Retirement Fund ("NYSCRF") as the lead filer and by co-filers As You Sow on behalf of Adelaide Gomer ("Gomer"), Trillium Asset Management, LLC on behalf of the Oneida Trust of the Oneida Tribe of Indians of Wisconsin ("Oneida"), the Unitarian Universalist Association ("UUA") and United Church Funds ("UCF") (each, a "Proponent" and collectively, the "Proponents").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2017 proxy materials because (i) the Proposal constitutes multiple proposals in violation of Rule 14a-8(c), (ii) the Proposal contains materially false and misleading statements in violation of Rule 14a-8(i)(3) and (iii) the Proposal relates to the Company's ordinary business operations in violation of Rule 14a-8(i)(7). The No-Action Request also explained that even if the Staff disagrees with our assessment of the Proposal, NYSCRF should be omitted as the lead filer and UCF should be omitted as a co-filer due to their respective failures to provide adequate proof of beneficial ownership of the Company's securities and to timely submit the Proposal. NYSCRF submitted a letter, dated January 11, 2017, responding to the No-Action Request (the "Response Letter"), a copy of which is attached as Exhibit A. The Response Letter attempts to refute the No-Action Request by claiming that "the Proposal constitutes only one proposal," the "objections based on Rule 14a-9 lack merit" and the Proposal "does not involve Marathon's ordinary business." NYSCRF further states that it "sees no reason to address [the point that UCF did not provide sufficient proof of ownership and that NYSCRF failed to timely submit the Proposal]."

I. The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proposal Constitutes Multiple Proposals in Violation of Rule 14a-8(c).

As discussed in the No-Action Request, Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular meeting of shareholders. The one-proposal limitation applies not only to a proponent's submission of multiple proposals in multiple submissions, but also to a proponent's submission of an ostensibly single proposal that in fact "bundles" multiple proposals. In the event that a proposal contains more than one proposal, Rule 14a-8(f) provides that a company may exclude the proposal after it has notified the proponent of the problem and the proponent has "failed adequately to correct it."

The Proponents were notified that the Proposal improperly contains multiple proposals in letters dated November 23, 2016, which was within 14 days of the date on which the Company received the Proposal from each of the Proponents. Copies of the notices (the "Deficiency Notices") were included as Exhibit B to the No-Action Request. The 14-day deadline for responding to the Deficiency Notices has passed, and none of the Proponents adequately corrected the Proposal. Therefore, the clear terms of Rule 14a-8(f) allow the Company to exclude the Proposal from its 2017 proxy materials.

NYSCRF states that the Proposal consists of one proposal unified by the concept of risk assessment. Specifically, it states that the Proposal "is not an attempt to stitch together a number of unrelated issues, but to identify relevant elements of an overriding single concept." Nevertheless, under the guise of altering the Proposal to remove false and misleading statements, the Proponent deleted a part of the Proposal relating to an issue other than risk assessment. In its original form, the Proposal included a requirement that the Company discuss whether it "has an exit option in DAPL." This aspect of the Proposal relates not to "risk assessment" or "identifying and considering *all* potential risks" (emphasis in Response Letter), which are the alleged unifying concepts of this Proposal, but to the Company's future strategy for its ongoing participation in the Bakken Pipeline Project. The Proponent removed this portion of the Proposal in an alleged attempt to remedy the Proposal's false and misleading statements. The exit option directive is misleading, as noted in the No-Action Request, because it misrepresents to shareholders that the Company has already made a financial investment in the Bakken Pipeline Project, when, in fact, the Company has not made a financial investment and has no obligation to invest until closing conditions have been met. Nevertheless, the Proponent's deletion of the statement altogether (rather than a simple alteration to the statement, which was the method by which the Proponent altered the other false and misleading statements) suggests that the Proponent is seeking to reduce the number of proposals to one without overtly admitting the Proposal's violation of the multiple proposal rule.

The Staff should discourage proponents from adopting the strategy the Proponent has employed. The Proponent submitted to the Company a procedurally deficient proposal, failed to remedy the deficiency despite proper notice, waited to see whether the Company would commit the time and resources to exclude the Proposal from the 2017 proxy materials, and attempted to remedy the deficiency only after involving the Staff's time, attention and resources. The existence of Rule 14a-8(f) evidences that procedurally deficient proposals can and should be remedied at an early stage in the shareholder proposal process. Allowing a proponent to test the waters to see if a company will challenge the proposal may have the adverse consequence of encouraging proponents to knowingly couch multiple proposals as one proposal in hopes that the company will not commit the resources to exclude them.

Finally, even with the NYSCRF's proposed revision to the Proposal (*i.e.*, removing the directive related to a potential exit option), the Proposal still contains more than one proposal. The Proponent claims that each of the Proposal's directives can be categorized as relating to "risk assessment in complex transactions." A requirement to discuss "whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future," however, is unrelated to risk assessment. Rather, this directive relates to possible changes the Company will consider and implement on a going-forward basis in general, unrelated to the assessment of risk for any particular "complex transaction."

II. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal Contains Materially False and Misleading Statements Contrary to Rule 14a-9 Regarding Its Fundamental Premise.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As discussed more fully in the No-Action Request, the Proposal includes materially false and misleading statements: (i) the Proposal misstates that the Company has already made a financial investment in the Bakken Pipeline Project; and (ii) the Proposal misstates the total investment amount that the Company may potentially make in the Bakken Pipeline Project. The Proponent seeks to rectify these issues by making slight wording changes (and by removing one directive in particular, as discussed in section I above). The Proponent's alterations do not, however, rid the Proposal of its false and misleading statements. Clause 5 of the Proposal's Whereas Clause, as altered by the Proponent, would read: "Marathon's *potential* investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure" (the Proponent's addition is shown in italics). While this language clarifies that the investment has not yet occurred, it remains misleading because it is the Proponent's opinion stated as a fact. NYSCRF believes that the amount of the Company's potential investment in the Bakken Pipeline Project will be less than the environmental liability and loss of reputation it could face. It cannot substantiate this statement with facts, but it nonetheless presents the statement as one that has been corroborated.

In an effort to further remedy the Proposal's false and misleading statements, the Proponent added the word "potentially" to Point 7 of the Resolved Clause such that it now reads, "Whether Marathon will adjust its policies and practices so as to not become *potentially* engaged with such situations in the future" (the Proponent's addition is shown in italics). The Proponent's attempt to remedy the statement results in a directive that is impermissibly vague in violation of Rule 14a-9. The Staff consistently has permitted the exclusion of shareholder proposals as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). See, e.g., *The Dow Chemical Company* (Feb. 4, 2013) (concurring with the exclusion of a proposal under Rule

14a-8(i)(3) requesting that the company submit the "eBook Proposal" for a shareholder vote, along with other matters); *Yahoo! Inc.* (Mar. 26, 2008) (excluding a proposal under Rule 14a-8(i)(3) requiring the board of directors to "establish a new policy of doing business in China"); *Bank of America Corp.* (Feb. 25, 2008) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) requesting that the company "amend its GHG emissions policies"); *The Procter & Gamble Co.* (Oct. 25, 2002) (excluding a proposal requesting the company establish a fund to "provide lawyer's, clerical help witness protection, and records protection and other appropriate help" for victims based on their status as stockholders of publicly owned companies); *Puget Energy, Inc.* (May 7, 2002) (excluding a proposal requesting that the company "implement a policy of improved corporate governance"). The Proposal directs the Company to report on whether it will "adjust" its "policies and practices" so as not to become "potentially entangled" with "such situations" in the future. It is unclear to what policies and practices the Proposal refers and in which "situations" the Company is to avoid becoming "entangled." Even if the Proposal articulated the particular situations the Company should avoid, it does not sufficiently state what the Company should do to avoid entanglement. For example, the Company would not know whether it is to avoid particular discussions altogether, whether it must only avoid negotiations, or whether it needs only to avoid particular business transactions. As with the proposals in the precedents cited above, the subject of the Proposal is vague and indefinite such that different shareholders considering the Proposal are likely to have different understandings of what it means and, if approved, how it should be implemented. In the event that the shareholders were to approve the Proposal, this inherent ambiguity makes it virtually certain that the Company would be unable to implement the Proposal in a manner consistent with the understanding of each shareholder, or even a majority of the shareholders, who voted for it.

In addition, making revisions to address "past tense" and "potential" risks are not minor wording changes as suggested by the NYSCRF and do not remove the false and misleading statements in the Proposal. The Company negotiates transactions that have conditions to close that are very meaningful before committing funds. In this case, such conditions to close go to the fundamental premise of the Proposal. The Proposal implies that the Company has been quick to commit to a project the Proponents fear involves an investment that imposes some undue risk when in fact the Company negotiated for terms requiring that the project clear closing condition hurdles prior to the investment. As provided in the No Action Request, the Staff explained in Staff Legal Bulletin No. 14B (Sep. 15, 2004), Rule 14a-8(i)(3) permits exclusion of all or part of a shareholder proposal or the supporting statement if among other things, the company demonstrates objectively that a factual statement is materially false or misleading. Applying this standard, the Staff has allowed exclusion of an entire proposal that contains false and misleading statements speaking to the proposal's fundamental premise. In this case, whether the Company "has an exit option in DAPL" misrepresents the entire premise of the Proposal when the parties to the underlying transaction have publicly represented that the transaction is subject to closing conditions and that the parties do have an option to terminate if certain closing conditions are not met.[1] The use of past tense in the Proposal and mere conditions to close are not "minor modifications" but very meaningful and obviate the need for the underlying risk assessment concern altogether. The Company is not "entangled" because the conditions to close have not yet been met. In the event shareholders were to approve the Proposal and the conditions to close have not been met or the transaction is terminated, the Company would be unable to implement the Proposal even with the suggested modifications.

III. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Relates to the Company's Ordinary Business Operations.

The Proposal may also be excluded as it relates to the Company's ordinary business operations. The Proponent directs the Company to Staff Legal Bulletin 14E (October 2009) and argues that the Proposal does not involve the Company's ordinary business. The cases the Proponent cites, however, relate exclusively to risk assessment. The Proponent argues that the Proposal asks the Company to assess risk and that risk assessment is "worthy of consideration by shareholders." As established in section I above, however, the Proposal relates not just to risk assessment but to potential future changes to policies and practices to be considered and implemented by the Company, as well as reporting on specific contractual provisions in a specific transaction regarding whether the Company has an "exit option in DAPL." Decisions regarding the Company's daily policies and practices regarding investments and acquisitions and the assessment of environmental liability and potential reputational damage depend on an intimate knowledge of the Company's business. See *Comcast Corporation* (Mar. 18, 2010) (concurring in the exclusion of a proposal requesting a report on the merits of the board publicly adopting a set of guiding principles for the company to promote a free and open internet as relating to the company's management techniques). Given the Proposal's vague direction to the Company to report on whether the Company will "adjust its policies and practices," it is impossible to state that the Proposal does not involve the Company's day-to-day operations. Only the Company's management and staff have the requisite knowledge of the Company's business, strengths, risks and opportunities to properly assess and refine its practices in connection with that assessment.

The Proposal also falls within the ordinary business exclusion because it implicates the Company's decisions regarding the deployment of capital, and the Staff has consistently permitted the exclusion of such proposals. See, e.g., *AT&T Inc.* (Jan. 4, 2017) (concurring in the exclusion of a proposal requiring a report on the company's progress to providing internet service to low-income customers); *Fauquier Bankshares, Inc.* (Mar. 19, 2013) (concurring in the exclusion of a proposal related to the location of the company's new branch offices under Rule

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[1] See the Current Report on Form 8-K filed by Energy Transfer Partners, LP on December 16, 2016, noting that the transaction may be terminated if not consummated by March 31, 2017 (https://www.sec.gov/Archives/edgar/data/1012569/000119312516795197/d311388d8k.htm). See the Current Report on Form 8-K filed by MPLX LP on September 6, 2016, noting that if the project is pursued, MPLX LP, not the Company, will make the direct investment and that the transaction is subject to certain closing conditions (https://www.sec.gov/Archives/edgar/data/1552000/000155200016000218/mplx8-kclassareorganization.htm).

14a-8(i)(7), noting that the proposal related to the company's "ordinary business operations"); *Minnesota Corn Processors, LLC* (April 3, 2002) (concurring in the exclusion of a proposal related to building a new corn processing plant); *The Allstate Corporation* (Feb. 19, 2002) (concurring in the exclusion of a proposal requiring the company to cease operations in a particular state). The Company is in the pipeline business in the United States, owning, leasing or holding an equity interest in approximately 8,400 miles of crude and light product pipelines and more than 5,500 miles of gas gathering and natural gas liquids (NGL) pipelines and thus this potential investment is well within the ordinary course of business of MPC and its consolidated subsidiaries.[2] Management must review and understand complex factors and dynamics to make sound decisions on whether to engage in complex transactions such as whether to invest in pipeline infrastructure like the Bakken Pipeline Project. Even the Proponent appears to acknowledge this matter is of the type left for management by requesting the Company to report on which "committees, departments and/or managers are responsible for review, oversight and verification" of transactions of this type. Decisions on the assessment of how to deploy capital to invest in the Company's pipeline business are reserved for management.

IV. Proponent NYSCRF May be Omitted as the Lead Filer Pursuant to Rule 14a-8(e) Because Its Proposal Was Submitted After the Deadline for Submitting a Proposal.

Under Rule 14a-8(e), a company may exclude a shareholder proposal if the proponent submits the proposal after the deadline for submitting a proposal. Rule 14a-8(e) provides that the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The proxy statement for the Company's 2016 annual meeting of shareholders was released to shareholders on March 15, 2016. Accordingly, the deadline for submitting stockholder proposals for inclusion in the 2017 proxy materials was determined to be November 15, 2016, and that date was specified in the proxy statement for the Company's 2016 annual meeting. The NYSCRF Proposal was submitted via UPS and received by the Company on November 16, 2016. Because the NYSCRF Proposal was submitted and received after the deadline, NYSCRF may be omitted as the lead filer from the 2017 proxy materials under Rule 14a-8(e). NYSCRF once again states that it "sees no reason for the Division to address [the point that it is ineligible as a co-proponent]." The Proponent goes on to state that its submission was received late due to "an unexpected service interruption based on severe weather that cause UPS to deliver the document one day late." The Rule makes no exceptions for late deliveries, and the Proponent could have submitted the Proposal via electronic transmission in the event there was a concern about a late delivery due to weather. The Proposal was received late and NYSCRF should be excluded as the lead filer.

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[2] See the Current Report on Form 8-K filed by the Company's consolidated subsidiary MPLX LP on September 6, 2016, noting that if the project is pursued, MPLX LP, not the Company, will make the direct investment and that the transaction is subject to certain closing conditions (https://www.sec.gov/Archives/edgar/data/1552000/000155200016000218/mplx8-kclassareorganization.htm).

V. Proponent UCF May be Omitted as a Co-Filer Pursuant to Rule 14a-8(f)(1) Because UCF Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the Company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. The proponent's verification must be postmarked or transmitted electronically no later than 14 days from the date the proponent received the notification.

On November 28, 2016, UCF submitted to the Company by electronic transmission a letter dated November 28, 2016 from BNY Mellon (the "BNY Mellon Letter") regarding UCF's beneficial ownership of the Company's common stock. A copy of the BNY Mellon Letter was attached as Exhibit D to the No-Action Request. Although the BNY Mellon Letter was timely sent to the Company, it failed to satisfy the requirements of Rule 14a-8(b) because it did not verify UCF's continuous ownership of at least $2,000 of the Company's shares continuously for at least one year prior to November 14, 2016, the date of UCF's submission of the Proposal.

The Proponent states that it "sees no reason for the Division to address [the point that UCF is ineligible as a co-proponent]." The Company believes, however, that Rule 14a-8 should be applied fairly and consistently, which means adhering to its plain terms. On January 6, 2017, UCF submitted to the Company by electronic transmission a letter dated January 6, 2017 from BNY Mellon (the "BNY Mellon Response Letter"), which is attached as Exhibit B to this letter, regarding UCF's beneficial ownership of the Company's common stock. While the letter does appear properly to verify UCF's ownership of the Company's common stock, the letter was transmitted well after the 14-day deadline. The deficiency notice to UCF was delivered by email on November 23, 2016, meaning that the last day on which UCF's response would have been timely was December 7, 2016. The BNY Mellon Response Letter was received on January 6, 2017, almost one month after the deadline for receipt. Because UCF did not properly adhere to the procedural requirements of Rule 14a-8, it should be excluded as a co-filer regardless of whether the other filers adhered to the procedural requirements.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f), See, e.g., *Cliffs Natural Resources Inc.* (Jan. 30, 2014) (broker's letter referring to "date of submission" of the shareholder proposal and dated five days after date of submission did not verify continuous ownership for the requisite period); *Marathon Petroleum Corporation* (Jan. 30, 2014) (broker's letter referring to "date of submission" of the shareholder proposal and dated five days after date of submission did not verify continuous ownership for the requisite period); *Union Pacific Corporation* (Mar. 5, 2010) (broker's letter dated two days before date of submission did not verify continuous ownership for the requisite period); *Great Plains Energy Incorporated* (June 17, 2010) (broker's statement verifying ownership for a period ended prior to the date of submission did not sufficiently demonstrate continuous ownership for the requisite period); *Microchip Technology Incorporated* (May 26, 2009) (broker's letter dated five days before proposal submission); *The Home Depot, Inc.* (Feb. 19, 2009) (broker's letter dated 28 days before proposal submission); *McGraw Hill Companies, Inc.* (Jan. 28, 2008) (broker's letter dated three days before proposal submission); *International Business Machines Corp.* (Dec. 7, 2007) (broker's letter dated four days before proposal submission); and *Exxon Mobil Corporation* (Mar. 1, 2007) (broker's letter dated six days before proposal submission). Because UCF failed properly to verify its ownership in the Company within the required timeframe, UCF may be omitted as a co-filer from the 2017 proxy materials under Rule 14a-8(f)(1).

Conclusion

The Company believes that the Proposal may be omitted in its entirety from the Company's 2017 proxy materials under Rule 14a-8(c), Rule 14a-8(i)(3) and Rule 14a-8(i)(7) because the Proposal constitutes multiple proposals, contains false and misleading statements of material facts and relates to ordinary business matters, respectively. If the Staff does not concur with our view that the Proposal is excludable on one of these bases, the Company believes that NYSCRF may be properly omitted as the lead filer from the 2017 proxy materials under Rule 14a-8(e) because NYSCRF failed to timely submit the Proposal, and UCF may be properly omitted as a co-filer from the 2017 proxy materials under Rule 14a-8(f)(1) because UCF failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from its 2017 proxy materials.

If you have any questions with respect to this matter, please contact me at (419) 421-3271 or by email at mrbenson@marathonpetroleum.com.

Sincerely,

M. R. Benson

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

cc: New York State Common Retirement Fund
As You Sow, on behalf of Adelaide Gomer
Trillium Asset Management, LLC on behalf of the Oneida Trust of the Oneida Tribe of Indians of Wisconsin
Unitarian Universalist Association
United Church Funds

Exhibit A

Response Letter

See attached.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

11 January 2017

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By electronic mail: shareholderproposals@sec.gov

Re: Shareholder proposal to Marathon Petroleum Corporation from the New York State Common Retirement Fund, As You Sow (on behalf of Adelaide Gomer), Trillium Asset Management, LLC (on behalf of the Oneida Trust of the Oneida Tribe of Indians of Wisconsin), the Unitarian Universalist Association, and the United Church Funds

Dear Counsel:

I write on behalf of the proponents listed above in response to the letter from counsel for Marathon Petroleum Corporation ("Marathon" or the "Company") dated 22 December 2016 ("Marathon Letter") in which Marathon advises that it intends to omit the proponents' resolution (the "Resolution") from the Company's 2017 proxy materials. For the reasons set forth below, we respectfully ask the Division to deny the requested no-action relief.

The Resolution

Citing the current controversy regarding construction of the Dakota Access Pipeline and the effect of construction on the nearby lands of Native Americans, the Resolution requests that–

> Marathon prepare a report to shareholders, at reasonable cost and omitting proprietary information, that describes the due diligence process used to identify and address environmental and social risks, including Indigenous rights risk, in reviewing potential acquisitions. Such a report should consider:

• Which committees, departments and/or managers are responsible for review, oversight and verification;

• How social and environmental risks are identified and assessed;

• Which international standards are used to define the company's due diligence procedures;

• How this information informs and is weighted in acquisition decisions;

• If and how risks identified were disclosed to shareholders;

• Whether the company has an exit option in DAPL (defined therein as the Dakota Access Pipeline);

• Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future.

The genesis of this Resolution is Marathon's decision to invest in a joint venture that is involved in creating the Dakota Access Pipeline (the "Pipeline") and Energy Transfer Crude Oil Pipeline projects of the Bakken Pipeline Project. The Pipeline project was first announced in 2014 and is being built at a projected cost of $3.7 billion to run approximately 1,170 miles from northwest North Dakota through South Dakota and Iowa into central Illinois. The Pipeline is intended to serve as an alternative to moving oil from the Bakken area by railroad.[1]

The Pipeline became particularly controversial last year after the Standing Rock Sioux Tribe (the "Tribe") urged the U.S. Army Corps on Engineers (the "Corps") to deny permitting of the project, arguing that the Pipeline would pass under the Missouri River at Lake Oahe, less than a mile from the Tribe's reservation in North Dakota. The Tribe argued that the Pipeline would violate treaty agreements and endanger the water supply of reservation residents, as the Missouri River is the principal source of drinking water at the reservation.

The Corps approved permitting, however, and the Tribe began a protest

[1] The facts summarized here are discussed more fully in Part 3 below and are drawn from a number of sources, including an article in *The New York Times* that contains a large map of the proposed pipeline route and controversies along the way. The New York Times, *The Conflicts Along 1,172 Miles of the Dakota Access Pipeline* (5 December 2016), *available at* http://www.nytimes.com/interactive/2016/11/23/us/dakota-access-pipeline-protest-map. html. The *Times* article reports that an alternative pipeline route north of Bismarck, North Dakota had been proposed, but was rejected because of proximity to areas that supply water to the Bismarck area.

aimed at blocking construction near the Tribe's lands. The protest garnered national and international attention, as well as demonstrations elsewhere in support of the Tribe. In November 2016 the Corps invited the Tribe to engage in a discussion regarding the possibility of a spill in the area and the question of whether the Corps should grant an easement to cross Lake Oahe at the proposed location. Several weeks later the Corps announced that it will not grant an easement for the Lake Oahe crossing and would be exploring alternative routes through an Environmental Impact Statement. As of this writing, it is unknown whether the new Administration will attempt to reverse this policy.

We discuss these facts more fully below in our response to Marathon's point that the Resolution involves only the "ordinary business" of the Company. For present purposes, we submit, this brief summary should provide some background as to why investors would reasonably ask for a report on how Marathon engages in risk assessment when it considers engaging in certain types of transactions, particularly as this one turned out to be considerably more complicated, problematic and time-consuming than was likely imagined.

Marathon's Objections

Marathon raises multiple objections, namely:

• The Resolution contains multiple proposals, not just one proposal, and may thus be excluded under Rule 14a-8(c).

• The Resolution contains materially false or misleading statements that violate Rule 14a-9 and may thus be excluded under Rule 14a-8(i)(3).

• The Resolution relates to the "ordinary business" of the Company and may thus be excluded under Rule 14a-8(i)(7).

We address Marathon's objections in turn and demonstrate why Marathon has failed to carry its burden of showing that the Resolution may be excluded.[2]

[2] Alternatively, Marathon asks the Division to concur that two of the proponents (New York State Common Retirement Fund and United Church Funds) are ineligible to be proponents because the former did not meet the filing deadline and the latter did not provide evidence establishing continuous ownership. We see no reason for the Division to address this point, as Marathon concedes, in effect, that the Resolution was validly submitted by the other co-filers (As You Sow, Trillium and the Unitarian Universalist Association). Moreover, the lead filer, which owns 1.3 million shares of Marathon stock, sent the Resolution in time to be received, and the only reason for the late arrival was an unexpected service interruption based on severe weather that caused UPS to deliver the document one day late.

Discussion

1. The Resolution Constitutes Only One Proposal.

Marathon begins by claiming that the Resolution bundles "six separate and distinct proposals" into a single proposal that is framed as seeking a report on risk assessment in connection with future transactions. Marathon Letter at p. 7. This is said to violate Rule 14a-8(c), which limits a proponent to a single proposal. Marathon's argument rests on too narrow a reading of the Resolution.

The Division has construed Rule 14a-8(c) (and its predecessor) to mean that a proposal with a "single unifying concept" is one proposal even if there are multiple parts, provided that the parts "all relate to one concept," *Computer Horizons Corp.* (1 April 1993 (proposal to eliminate various takeover defenses deemed a single proposal). Exclusion is permitted only if a proposal deals with "separate and distinct matters" and lacks such a unifying concept. See *Pfizer, Inc.* (9 January 2013); *McDonald's Corp.* (20 March 2013); *Rite Aid Corp.* (26 March 2009).

Marathon purports to identify six separate and distinct proposals, which are said to be: "(i) environmental risk assessment; (ii) social risk assessment; (iii) Indigenous rights risk assessment; (iv) the use of international standards in the Company's due diligence procedures; (v) the existence of any exit option available to the Company in the Dakota Access Pipeline transaction context; and (vi) changes to the Company's policies and practices, in general." Marathon Letter at p. 7.[3]

This reading parses the Resolution too finely. Here, there is a single unifying concept, namely, risk assessment in complex transactions presenting multiple types of risks from a variety of sources. The heart of any risk assessment worthy of the name is identifying and considering *all* potential risks, whatever the source. That is the focus of this Resolution, which tries to be as thorough as possible in identifying the range of possible risks, all springing from one complex transaction. The Resolution is not an attempt to stitch together a number of unrelated issues, but to identify relevant elements of an overriding single concept.

[3] Marathon's misreading of the Resolution is perhaps best illustrated by the claim that one of the six separate topics is a request for a report on "the use of international standards in the Company's due diligence procedures," which is number 4 on Marathon's list. The language just quoted relates back to a citation in the Resolution of the *U.N. Declaration of Principles on the Rights of Indigenous Peoples*, which was cited not to introduce a new and wholly unrelated topic, but simply to identify an objective source that highlights the significance and multi-faceted complexity of transactions such the Pipeline agreement.

Inevitably, the building of an oil pipeline raises environmental risks.[4] The risk can be particularly high when, as here, the Pipeline will cross a major waterway, the Missouri River, thus raising the prospect of leaks not only in the adjacent area, but farther downstream. And when (as here) the pipeline will run close to a tribal reservation, there may be additional concerns, as the Corps recognized in December 2016, when it acknowledged the Tribe's concerns that a "pipeline rupture or spill could pose to its water supply and treaty rights."[5] To the extent that the Resolution includes a request to report on any potential adjustments to Marathon's risk assessment practices based on what may have been learned from this experience, that is plainly an inter-related topic.

For these reasons, the Resolution may not be excluded under Rule 14a-8(c).

2. Objections Based on Rule 14a-9 Lack Merit.

The Marathon Letter identifies (at pp. 8-9) four statements that are said to be materially false or misleading:

• "Marathon Petroleum (Marathon) has invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via joint venture with

---

[4] Exhibit 1 to this letter sets out statistics compiled by the Pipeline and Hazardous Materials Safety Administration, a unit of the U.S. Department of Transportation, which show that over a 20-year period ending in 2015, there were an average of 284 "significant" pipeline incidents each year. These "significant" incidents produced, on an annual average, a total of 17 fatalities, 67 injuries, and $377 million in costs. The chart is available as a PDF file under "Significant Incident 20 Year Trend" at http://www.phmsa.dot.gov/pipeline/library/data-stats/pipelineincidenttrends.

The fifth whereas clause cites concerns about the environmental record of Energy Transfer Partners, L.P., which will operate the Pipeline with its Sunoco Logistics subsidiary; pending litigation over their environmental stewardship is described at pages 60-61 of the most recent Form 10-K filed by Energy Transfer Partners, L.P. See https://www.sec.gov/Archives/edgar/data/1012569/000101256916000155/etp12-31x201510k.htm (29 February 2016). To put these statistics in perspective, a recent news story from a St. Paul television station reported: "Federal records show no company has had more hazardous materiials leak in the past decade than Sunoco Logistic," with 274 incidents. The second highest company had 256 incidents, but operates more than four times the miles of pipe- line. KSTP, *Records Show History of Safety Violations for Dakota Access Pipeline Company* (22 November 2016) (Exhibit 2), *available at* http://kstp.com/news/oil-and-water-dakota-access-pipeline-north-dakota-energy-transfer-partners-standing-rock-sioux-reservation/4319858/.

[5] U.S. Army Corps of Engineers, *Army will not grant easement for Dakota Access Pipeline crossing* (4 December 2016) (Exhibit 3), *available at* www.army.mil/article/179095/army_will_not_grant_ easement_for_dakota_access_pipeline_crossing.

a subsidiary of Enbridge, Inc. that together *will* own 36.75% of the Bakken Pipeline Project." (Whereas clause 4)

• "Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure." (Whereas clause 5)

• "Whether the company has an exit option in DAPL [the Pipeline]." (Resolved clause point 6)

• "Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future." (Resolved clause point 7)

Reduced to their essentials, Marathon is making two points here:

First, by using the past tense (*e.g.*, Marathon "has invested" in the Pipeline), the Resolution is factually incorrect because there are certain pre-closing requirements that must be met before Marathon actually puts up the money.

Second, Marathon's potential financial commitment is only $500 million, not $1 billion, as stated in the Resolution.

The proponents are willing to remedy both concerns, first, by clarifying that the Resolution focuses on Marathon's "potential" risk or exposure, and second, by saying $500 million instead of $1 billion. This can be accomplished with minor modifications, as shown below, with new text in italic and deletions in strikeout:

• "Marathon Petroleum (Marathon) has *agreed, subject to certain closing conditions being met, to* invest~~ed $1 billion~~ *$500 million* in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via joint venture with a subsidiary of Enbridge, Inc. that together own 36.75% of the Bakken Pipeline Project." (Whereas clause 4)

• "Marathon's *potential* investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure." (Whereas clause 5)

• ~~"Whether the company has an exit option in DAPL." (Resolved clause point 6)~~

• "Whether Marathon will adjust its policies and practices so as to not become *potentially* entangled with such situations in the future."

(Resolved clause point 7)

These changes squarely meet the key point in the Marathon Letter (at p. 9), *i.e.*, that "the Company's potential investment in the Bakken Pipeline Project is subject to closing conditions having been met" and that "to date, such conditions have not been met and the Company has made no investment in the Bakken Pipeline Project."

Thus, with the minor wording changes suggested here, Marathon's objections do not warrant exclusion of the Resolution under Rule 14a-8(i)(3)

3. The Resolution Does Not Involve Marathon's "Ordinary Business."

Finally, Marathon argues for exclusion under the "ordinary business" exclusion in Rule 14a-8(i)(7). Interestingly, although Marathon acknowledges that the focus of the Resolution is on risk assessment, the Company makes no mention of the Division's guidance in *Staff Legal Bulletin 14E* (October 2009), which offers the controlling framework for assessing "ordinary business" claims in connection with resolutions dealing with risk assessment.

Part B of that *Bulletin* observes that the Division's prior guidance "may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." Noting that risk management was not an end in itself, but rather a means to an end, the *Bulletin* adds that the Division had "become increasingly cognizant that the adequacy of risk management and oversight can have major consequences for a company and its shareholders." The Division stated that henceforth it would "look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business." Thus--

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. (footnote omitted).

Moreover, "a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote."

The Resolution plainly raises significant policy issues that are worthy of consideration by shareholders. Indeed, there are striking similarities between this

Resolution and proposals that asked other oil companies to prepare a report on the risks associated with pipeline construction in regions that presented environmental concerns as well as the effect of pipeline construction on indigenous peoples. In those cases, the Division rejected "ordinary business" arguments and allowed the proposals to be voted.

In *Exxon Mobil Corp.* (23 March 2000) the proposal focused on a proposed pipeline project that the company was planning to construct with the governments of Chad-Cameroon. Citing human rights and environmental concerns, the proposal asked the board to "do a thorough review of the pipeline project, develop criteria for our Company's involvement in the project and prepare a report to shareholders ...."

The company argued that decisions about the Chad-Cameron were classic ordinary business decisions and that in any event, all environmental and related issues had been fully vetted. In opposing no-action relief, the proponents cited the poor human rights record of Chad and Cameroon, as well as environmental issues, including one report that stated:

> The pipeline will traverse a large intact area of tropical rainforest, home to indigenous people popularly known as Pygmies. It will cross most of Cameroon's major river systems, potentially pollution water sources. The offshore loading facility, from which millions of barrels of oil will be transferred to tankers, is a single-hulled vessel, which poses the serious risk of a catastrophic spill.

Similarly, in *Occidental Petroleum Corp.* (2 February 2001), the Division denied no-action relief as to a proposal that sought a "report on the financial and legal risks and liabilities of Occidental's operations in Northeast Colombia," with the report to include a specific list of items, including the "potential risks on stock price resulting from the U'wa people's opposition," "financial risks of operating in the midst of Colombia's civil war" and "legal liabilities arising out of the need for security services."

In a letter to the Division, the company stated its view that the risks with this project were the sort of risks ordinarily faced by a company in that business. The company acknowledged the objections of the U'wa people, but cited efforts to work with the U'was by relinquishing lands that encompassed the U'Wa reservation and national parks. Nonetheless, the Division rejected the company's claim that the proposal was devoid of any public policy component.

The parallels between this Resolution and the *Exxon Mobil* and *Occidental Petroleum* proposals are striking. If shareholders are entitled to vote on proposals relating to environmental risks and the effect of pipeline projects on indigenous peoples in Chad, Cameroon and Northeast Columbia, should not the same result occur here, when the issues are the same, only the location is North Dakota?

Moreover, the facts here demonstrate the validity of shareholder concerns about Marathon's decision to become involved in this project, which presents issues that transcend the "ordinary business" category.

Marathon announced its decision to participate in the Bakken Pipeline consortium on 2 August 2016, shortly after the Army Corps of Engineers had (or so it seemed) granted clearance for the project to proceed. Even by this point, however, there was significant evidence that the Pipeline was no typical construction project.

• In April 2016 protests broke out at North Dakota construction site, with Sioux Tribe objections being voiced about damage to sites of historic, religious and cultural significance. Over the summer the protest grew to the point that a *BBC News* report termed the site "the largest gathering of Native Americans in more than 100 years." BBC News, *Life in the Native American oil protest camps* (2 September 2016) (Exhibit 4), *available at* www.bbc.com/news/world-us-canada-37249617.

• In July 2016, just before Marathon's announcement, the Standing Rock Sioux Tribe filed suit against the Corps for an injunction to stop the pipeline. *Standing Rock Sioux Tribe v. U.S. Army Corps of Engineers,* No. 2016-CV-1534 (D.D.C.).

As the protests grew, the controversy became the subject of continued and extensive coverage in the news media. Key events included:

• On 3 September 2016, during Labor Day weekend, the Tribe reported that bulldozers cut a two-mile-long, 150-foot-wide swathe through sacred sites and burial grounds. Indian Country Media Network, *Standing Rock Sioux Tribe Condemns Destruction and Desecration of Burial Grounds by Energy Transfer Partners* (4 September 2016) (Exhibit 5), *available at* https://indiancountrymedia network.com/news/standing-rock-sioux-tribe-condemns-destruction-and-desecration -of-burial-grounds-by-energy-transfer-partners/.

• On 9 September 2016, the district court denied the request for a preliminary injunction in an opinion available at https://ecf.dcd.uscourts.gov/cgi-bin/Opinions.pl?2016. The Tribe appealed.

• On 14 November 2016, while the appeal was pending, the Corps invited the Tribe to discuss the possibility of a spill in the area and the question of whether the Corps should grant an easement to cross Lake Oahe. U.S. Army Corps of Engineers, *Statement Regarding the Dakota Access Pipeline* (14 November 2016)

(Exhibit 6), *available at* http://www.usace.army.mil/Media/News-Releases/News-Release-Article-View/Article/1003593/statement-regarding-the-dakota-access-pipeline.

• Also in November 2016, protests against the Pipeline took place in a number of U.S. cities, Reuters, *Dakota Access Pipeline protests spread, firms fight back* (15 November 2016) (Exhibit 7), *available at* http://www.reuters.com/article/us-north-dakota-pipeline- idUSKBN13A0DQ.

• On 4 December 2016, the Corps announced that it will not grant an Easement for the Lake Oahe crossing and would be exploring alternative routes through an Environmental Impact Statement. *See* Exhibit 3, *supra*.

• Underscoring the Tribe's concern, on 12 December 2016, it was reported that a pipeline break about 150 miles from the protest camp had spilled 176,000 gallons of crude oil into a creek, with an estimated 37,000 gallons having been recovered. CNBC, *Pipeline spills 176,000 gallons of crude into creek about 150 miles from Dakota Access protest camp* (12 December 2016) (Exhibit 8), available at http://www.cnbc.com/2016/12/12/pipeline-spills-176000-gallons-of-crude-into-creek-about-150-miles-from-dakota-access-protest-camp.html.

This chronology demonstrates that Marathon shareholders are legitimately concerned about the board's risk assessment activities when it comes to significant transactions of the sort discussed here. The topic of this Resolution therefore cannot be dismissed as "ordinary business," "micro-management," "devoid of policy significance" or any of the other labels used to justify the exclusion of resolutions under Rule 14a-8(i)(7). The issue here has no less "policy significance" than the issues in *Exxon Mobil* or *Occidental Petroleum*, which also involved oil companies engaged in operations that came into conflict with indigenous peoples.

The no-action letters cited by Marathon do not help the Company's case; however, those letters can be distinguished. Several of them seek far more specific and detailed information than what is being proposed here, and the information being requested is the sort of information that one would reasonably expect to be included in a report dealing with risk assessment (*e.g.*, "how environmental and social risks are identified and assessed," what "international standards" the board considers). This distinguishes the present Resolution from the ones in *Ford Motor Co.* (2 March 2004) (seeking detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, and costs and benefits of heating and cooling strategies) or *General Electric Co.* (25 January 2012, reconsideration denied, 16 April 2012) (proposal sought to rank GE directors using a method applied to GE employees, who were ranked A, B or C with additional elements).

Other proposals cited by Marathon fall into the familiar category of trying to dictate what goods or services a company sells, even if the specific action is said to further a broader policy goal. In *Dominion Resources, Inc.* (3 February 2011), a utility was asked to initiate a program to provide financing for individuals and small businesses who wanted to install rooftop solar or wind power renewable generation. The Division concluded that this resolution, though related to environmental stewardship, could be excluded as relating to the goods and products the utility was offering for sale. Similarly, in *Marriott International, Inc.* (17 March 2010), the Division agreed that a hotel company could exclude a proposal seeking the installation of low-flow showerheads in company hotels, viewing the proposal as trying to micro-manage the company's daily operations. The Resolution does not get to that level of specificity.

Finally, Marathon cites proposals that address a number of issues, some of which may have policy significance, while others do not, the point being that the inclusion of non-significant issues in a proposal can warrant exclusion. *E.g., General Electric Co.* (10 February 2000) (proposal dealing in part with executive compensation may be excluded because it also proposes changes in accounting methods). This argument relates to Marathon's prior contention – which we answered *supra* – that this Resolution covers a number of topics and thus cannot be considered one proposal. There is here a single unifying theme, and Marathon cannot pick out bits and pieces and say that they present separate issues or considerations.

Conclusion.

Marathon has thus failed to carry its burden of showing that the Resolution consists of more than one proposal, is materially false or misleading in violation of Rule 14a-9 and thus excludable under 14a-8(i)(3), and addresses the "ordinary business" of the Company. Accordingly, we respectfully ask you to advise Marathon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Molly R. Benson, Esq.

Exhibit 1

Significant Incidents

Fire First Incidents Gas distribution incidents with a cause of Other Outside Force Damage and sub-cause of Nearby Fire/Explosion as Primary Cause of Incident.
Significant Incidents are those including any of the following conditions, but **Fire First Incidents** are excluded:

1. Fatality or injury requiring in-patient hospitalization
2. $50,000 or more in total costs, measured in 1984 dollars
3. Highly volatile liquid releases of 5 barrels or more or other liquid releases of 50 barrels or more
4. Liquid releases resulting in an unintentional fire or explosion

Property Damage values are presented in current year dollars. Value of gas lost is adjusted to current year dollars using the Energy Information Administration, Natural Gas City Gate Prices. All other values are adjusted using the Bureau of Economic Analysis, Government Printing Office inflation values in Table 10.1.
Barrel data appears only for Hazardous Liquid incidents. Net Barrels Lost is the difference between Total Barrels Released and Barrels Recovered.

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Data Downloads

OPERATOR SUBMISSION - Incident report data submitted to PHMSA by pipeline operators since 1970.
FLAGGED FILES – Incident report data submitted to PHMSA by pipeline operators plus data needed to replicate the pipeline incident trends.

Control the System Type and State displayed by using these drop-downs.

System Type ALL State Name ALL

By-Cause reports are available by clicking on any blue link in the reports below..

Pipeline Significant Incident 20 Year Trend
Date run: 12/29/2016

Portal - Data as of 12/29/2016
Data Source: US DOT Pipeline and Hazardous Materials Safety Administration

PHMSA Pipeline Incidents: (1996-2015)
Incident Type: Significant System Type: ALL State: ALL

Calendar Year	Number	Fatalities	Injuries	Total Cost Current Year Dollars
1996	301	53	127	$160,493,640
1997	267	10	77	$108,651,900
1998	295	21	81	$171,786,012
1999	275	22	108	$175,525,063
2000	290	38	81	$253,630,641
2001	233	7	61	$77,849,980
2002	258	12	49	$123,167,132
2003	297	12	71	$162,180,014
2004	309	23	56	$310,240,672
2005	336	16	46	$1,456,069,355
2006	257	19	34	$155,229,462
2007	265	15	46	$146,842,267
2008	278	8	54	$584,330,986
2009	275	13	62	$178,258,586
2010	264	19	103	$1,825,913,499
2011	288	12	51	$441,082,033
2012	254	10	54	$230,715,623
2013	304	8	42	$350,275,471
2014	301	19	94	$301,242,281
2015	328	10	49	$329,006,504
Grand Total	5,675	347	1,346	$7,542,493,120

PHMSA Pipeline Incidents: Multi-Year Averages (1996-2015)
Incident Type: Significant System Type: ALL State: ALL

	Incident Count
3 Year Average - (2013-2015)	311
5 Year Average - (2011-2015)	295
10 Year Average - (2006-2015)	281
20 Year Average - (1996-2015)	284

	Fatalities
3 Year Average	12
5 Year Average	12
10 Year Average	13
20 Year Average	17

	Injuries
3 Year Average	62
5 Year Average	58
10 Year Average	59
20 Year Average	67

	Total Cost
3 Year Average	$326,841,419
5 Year Average	$330,464,383
10 Year Average	$454,289,671
20 Year Average	$377,124,656

	2016 Year-To-Date
Incidents	267
Fatalities	16
Injuries	75
Total Cost	$235,851,230

PHMSA Pipeline Incidents: Count (1996-2015)
Incident Type: Significant System Type: ALL State: ALL


Incident Count
400
350
300
250
200
150
100
50
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

PHMSA Pipeline Incidents: Fatalities (1996-2015)
Incident Type: Significant System Type: ALL State: ALL


Fatalities
60
50
40
30
20
10
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

PHMSA Pipeline Incidents: Injuries (1996-2015)
Incident Type: Significant System Type: ALL State: ALL


Injuries
140
120
100
80
60
40
20
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

PHMSA Pipeline Incidents: Total Cost (1996-2015)
Incident Type: Significant System Type: ALL State: ALL



$2,100M
$1,800M
$1,500M
$1,200M
$900M
$600M
$300M
$0M
Total Cost
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Exhibit 2

Pages 32 through 34 redacted for the following reasons:
- -
Copyrighted Material Omitted

Exhibit 3

Army will not grant easement for Dakota Access Pipeline crossing

By U.S. Army December 4, 2016

Army POC: Moira Kelley (703) 614-3992, moira.l.kelley.civ@mail.mil

The Department of the Army will not approve an easement that would allow the proposed Dakota Access Pipeline to cross under Lake Oahe in North Dakota, the Army's Assistant Secretary for Civil Works announced today.

Jo-Ellen Darcy said she based her decision on a need to explore alternate routes for the Dakota Access Pipeline crossing. Her office had announced on November 14, 2016 that it was delaying the decision on the easement to allow for discussions with the Standing Rock Sioux Tribe, whose reservation lies 0.5 miles south of the proposed crossing. Tribal officials have expressed repeated concerns over the risk that a pipeline rupture or spill could pose to its water supply and treaty rights.

"Although we have had continuing discussion and exchanges of new information with the Standing Rock Sioux and Dakota Access, it's clear that there's more work to do," Darcy said. "The best way to complete that work responsibly and expeditiously is to explore alternate routes for the pipeline crossing."

Darcy said that the consideration of alternative routes would be best accomplished through an Environmental Impact Statement with full public input and analysis.

The Dakota Access Pipeline is an approximately 1,172 mile pipeline that would connect the Bakken and Three Forks oil production areas in North Dakota to an existing crude oil terminal near Pakota, Illinois. The pipeline is 30 inches in diameter and is projected to transport approximately 470,000 barrels of oil per day, with a capacity as high as 570,000 barrels. The current proposed pipeline route would cross Lake Oahe, an Army Corps of Engineers project on the Missouri River.

RELATED LINKS

Exhibit 4

Pages 38 through 48 redacted for the following reasons:
- -
Copyrighted Material Omitted

Exhibit 5

Page 50 redacted for the following reason:
- -
Copyrighted Material Omitted

Exhibit 6

US Army Corps of Engineers
BUILDING STRONG®

Statement Regarding the Dakota Access Pipeline

Posted 11/14/2016

Release no. 16-027

Contact
Moira Kelley (DOA) 703-614-3992
moira.l.kelley.civ@mail.mil

Jessica Kershaw (DOI) 703-614-3992
interior_press@ios.doi.gov

Washington, D.C. – Today, the Army informed the Standing Rock Sioux Tribe, Energy Transfer Partners, and Dakota Access, LLC, that it has completed the review that it launched on September 9, 2016. The Army has determined that additional discussion and analysis are warranted in light of the history of the Great Sioux Nation's dispossessions of lands, the importance of Lake Oahe to the Tribe, our government-to-government relationship, and the statute governing easements through government property.

The Army invites the Standing Rock Sioux Tribe to engage in discussion regarding potential conditions on an easement for the pipeline crossing that would reduce the risk of a spill or rupture, hasten detection and response to any possible spill, or otherwise enhance the protection of Lake Oahe and the Tribe's water supplies. The Army invites discussion of the risk of a spill in light of such conditions, and whether to grant an easement for the pipeline to cross Lake Oahe at the proposed location. The Army continues to welcome any input that the Tribe believes is relevant to the proposed pipeline crossing or the granting of an easement.

While these discussions are ongoing, construction on or under Corps land bordering Lake Oahe cannot occur because the Army has not made a final decision on whether to grant an easement. The Army will work with the Tribe on a timeline that allows for robust discussion and analysis to be completed expeditiously.

We fully support the rights of all Americans to assemble and speak freely, and urge everyone involved in protest or pipeline activities to adhere to the principles of nonviolence.

-30-

Exhibit 7

Pages 54 through 56 redacted for the following reasons:
- -
Copyrighted Material Omitted

Exhibit 8

Pages 58 through 60 redacted for the following reasons:
- -
Copyrighted Material Omitted

Exhibit B

BNY Mellon Response Letter

See attached.

BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

January 6, 2017

Ms. Kathryn McCloskey
Director, Social Responsibility
United Church Funds
475 Riverside Drive, Suite 1020
New York, NY 10115-1097

Dear Ms. McCloskey,

This letter is to confirm that BNY Mellon as custodian for United Church Funds held at least $2,000.00 of market value of Marathon Petroleum Corporation, Cusip 56585A102, for the one-year period preceding and including November 14, 2016.

The beneficial owner of these shares, as per BNY Mellon records, is United Church Funds.

Sincerely,

Shawn L. Ray
Vice President

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

11 January 2017

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By electronic mail: shareholderproposals@sec.gov

Re: Shareholder proposal to Marathon Petroleum Corporation from the New York State Common Retirement Fund, As You Sow (on behalf of Adelaide Gomer), Trillium Asset Management, LLC (on behalf of the Oneida Trust of the Oneida Tribe of Indians of Wisconsin), the Unitarian Universalist Association, and the United Church Funds

Dear Counsel:

I write on behalf of the proponents listed above in response to the letter from counsel for Marathon Petroleum Corporation ("Marathon" or the "Company") dated 22 December 2016 ("Marathon Letter") in which Marathon advises that it intends to omit the proponents' resolution (the "Resolution") from the Company's 2017 proxy materials. For the reasons set forth below, we respectfully ask the Division to deny the requested no-action relief.

The Resolution

Citing the current controversy regarding construction of the Dakota Access Pipeline and the effect of construction on the nearby lands of Native Americans, the Resolution requests that–

> Marathon prepare a report to shareholders, at reasonable cost and omitting proprietary information, that describes the due diligence process used to identify and address environmental and social risks, including Indigenous rights risk, in reviewing potential acquisitions. Such a report should consider:

• Which committees, departments and/or managers are responsible for review, oversight and verification;

• How social and environmental risks are identified and assessed;

• Which international standards are used to define the company's due diligence procedures;

• How this information informs and is weighted in acquisition decisions;

• If and how risks identified were disclosed to shareholders;

• Whether the company has an exit option in DAPL (defined therein as the Dakota Access Pipeline);

• Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future.

The genesis of this Resolution is Marathon's decision to invest in a joint venture that is involved in creating the Dakota Access Pipeline (the "Pipeline") and Energy Transfer Crude Oil Pipeline projects of the Bakken Pipeline Project. The Pipeline project was first announced in 2014 and is being built at a projected cost of $3.7 billion to run approximately 1,170 miles from northwest North Dakota through South Dakota and Iowa into central Illinois. The Pipeline is intended to serve as an alternative to moving oil from the Bakken area by railroad.[1]

The Pipeline became particularly controversial last year after the Standing Rock Sioux Tribe (the "Tribe") urged the U.S. Army Corps on Engineers (the "Corps") to deny permitting of the project, arguing that the Pipeline would pass under the Missouri River at Lake Oahe, less than a mile from the Tribe's reservation in North Dakota. The Tribe argued that the Pipeline would violate treaty agreements and endanger the water supply of reservation residents, as the Missouri River is the principal source of drinking water at the reservation.

The Corps approved permitting, however, and the Tribe began a protest

---

[1] The facts summarized here are discussed more fully in Part 3 below and are drawn from a number of sources, including an article in *The New York Times* that contains a large map of the proposed pipeline route and controversies along the way. The New York Times, *The Conflicts Along 1,172 Miles of the Dakota Access Pipeline* (5 December 2016), *available at* http://www.nytimes.com/interactive/2016/11/23/us/dakota-access-pipeline-protest-map.html. The *Times* article reports that an alternative pipeline route north of Bismarck, North Dakota had been proposed, but was rejected because of proximity to areas that supply water to the Bismarck area.

aimed at blocking construction near the Tribe's lands. The protest garnered national and international attention, as well as demonstrations elsewhere in support of the Tribe. In November 2016 the Corps invited the Tribe to engage in a discussion regarding the possibility of a spill in the area and the question of whether the Corps should grant an easement to cross Lake Oahe at the proposed location. Several weeks later the Corps announced that it will not grant an easement for the Lake Oahe crossing and would be exploring alternative routes through an Environmental Impact Statement. As of this writing, it is unknown whether the new Administration will attempt to reverse this policy.

We discuss these facts more fully below in our response to Marathon's point that the Resolution involves only the "ordinary business" of the Company. For present purposes, we submit, this brief summary should provide some background as to why investors would reasonably ask for a report on how Marathon engages in risk assessment when it considers engaging in certain types of transactions, particularly as this one turned out to be considerably more complicated, problematic and time-consuming than was likely imagined.

Marathon's Objections

Marathon raises multiple objections, namely:

• The Resolution contains multiple proposals, not just one proposal, and may thus be excluded under Rule 14a-8(c).

• The Resolution contains materially false or misleading statements that violate Rule 14a-9 and may thus be excluded under Rule 14a-8(i)(3).

• The Resolution relates to the "ordinary business" of the Company and may thus be excluded under Rule 14a-8(i)(7).

We address Marathon's objections in turn and demonstrate why Marathon has failed to carry its burden of showing that the Resolution may be excluded.[2]

---

[2] Alternatively, Marathon asks the Division to concur that two of the proponents (New York State Common Retirement Fund and United Church Funds) are ineligible to be proponents because the former did not meet the filing deadline and the latter did not provide evidence establishing continuous ownership. We see no reason for the Division to address this point, as Marathon concedes, in effect, that the Resolution was validly submitted by the other co-filers (As You Sow, Trillium and the Unitarian Universalist Association). Moreover, the lead filer, which owns 1.3 million shares of Marathon stock, sent the Resolution in time to be received, and the only reason for the late arrival was an unexpected service interruption based on severe weather that caused UPS to deliver the document one day late.

Discussion

1. The Resolution Constitutes Only One Proposal.

Marathon begins by claiming that the Resolution bundles "six separate and distinct proposals" into a single proposal that is framed as seeking a report on risk assessment in connection with future transactions. Marathon Letter at p. 7. This is said to violate Rule 14a-8(c), which limits a proponent to a single proposal. Marathon's argument rests on too narrow a reading of the Resolution.

The Division has construed Rule 14a-8(c) (and its predecessor) to mean that a proposal with a "single unifying concept" is one proposal even if there are multiple parts, provided that the parts "all relate to one concept," *Computer Horizons Corp.* (1 April 1993 (proposal to eliminate various takeover defenses deemed a single proposal). Exclusion is permitted only if a proposal deals with "separate and distinct matters" and lacks such a unifying concept. See *Pfizer, Inc.* (9 January 2013); *McDonald's Corp.* (20 March 2013); *Rite Aid Corp.* (26 March 2009).

Marathon purports to identify six separate and distinct proposals, which are said to be: "(i) environmental risk assessment; (ii) social risk assessment; (iii) Indigenous rights risk assessment; (iv) the use of international standards in the Company's due diligence procedures; (v) the existence of any exit option available to the Company in the Dakota Access Pipeline transaction context; and (vi) changes to the Company's policies and practices, in general." Marathon Letter at p. 7.[3]

This reading parses the Resolution too finely. Here, there is a single unifying concept, namely, risk assessment in complex transactions presenting multiple types of risks from a variety of sources. The heart of any risk assessment worthy of the name is identifying and considering *all* potential risks, whatever the source. That is the focus of this Resolution, which tries to be as thorough as possible in identifying the range of possible risks, all springing from one complex transaction. The Resolution is not an attempt to stitch together a number of unrelated issues, but to identify relevant elements of an overriding single concept.

---

[3] Marathon's misreading of the Resolution is perhaps best illustrated by the claim that one of the six separate topics is a request for a report on "the use of international standards in the Company's due diligence procedures," which is number 4 on Marathon's list. The language just quoted relates back to a citation in the Resolution of the *U.N. Declaration of Principles on the Rights of Indigenous Peoples*, which was cited not to introduce a new and wholly unrelated topic, but simply to identify an objective source that highlights the significance and multi-faceted complexity of transactions such the Pipeline agreement.

Inevitably, the building of an oil pipeline raises environmental risks.[4] The risk can be particularly high when, as here, the Pipeline will cross a major waterway, the Missouri River, thus raising the prospect of leaks not only in the adjacent area, but farther downstream. And when (as here) the pipeline will run close to a tribal reservation, there may be additional concerns, as the Corps recognized in December 2016, when it acknowledged the Tribe's concerns that a "pipeline rupture or spill could pose to its water supply and treaty rights."[5] To the extent that the Resolution includes a request to report on any potential adjustments to Marathon's risk assessment practices based on what may have been learned from this experience, that is plainly an inter-related topic.

For these reasons, the Resolution may not be excluded under Rule 14a-8(c).

2. Objections Based on Rule 14a-9 Lack Merit.

The Marathon Letter identifies (at pp. 8-9) four statements that are said to be materially false or misleading:

• "Marathon Petroleum (Marathon) has invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via joint venture with

---

[4] Exhibit 1 to this letter sets out statistics compiled by the Pipeline and Hazardous Materials Safety Administration, a unit of the U.S. Department of Transportation, which show that over a 20-year period ending in 2015, there were an average of 284 "significant" pipeline incidents each year. These "significant" incidents produced, on an annual average, a total of 17 fatalities, 67 injuries, and $377 million in costs. The chart is available as a PDF file under "Significant Incident 20 Year Trend" at http://www.phmsa.dot.gov/pipeline/library/data-stats/pipelineincidenttrends.

The fifth whereas clause cites concerns about the environmental record of Energy Transfer Partners, L.P., which will operate the Pipeline with its Sunoco Logistics subsidiary; pending litigation over their environmental stewardship is described at pages 60-61 of the most recent Form 10-K filed by Energy Transfer Partners, L.P. See https://www.sec.gov/Archives/edgar/data/1012569/000101256916000155/etp12-31x201510k.htm (29 February 2016). To put these statistics in perspective, a recent news story from a St. Paul television station reported: "Federal records show no company has had more hazardous materials leak in the past decade than Sunoco Logistic," with 274 incidents. The second highest company had 256 incidents, but operates more than four times the miles of pipe- line. KSTP, *Records Show History of Safety Violations for Dakota Access Pipeline Company* (22 November 2016) (Exhibit 2), *available at* http://kstp.com/news/oil-and-water-dakota-access-pipeline-north-dakota-energy-transfer-partners-standing-rock-sioux-reservation/4319858/.

[5] U.S. Army Corps of Engineers, *Army will not grant easement for Dakota Access Pipeline crossing* (4 December 2016) (Exhibit 3), *available at* www.army.mil/article/179095/army_will_not_grant_ easement_for_dakota_access_pipeline_crossing.

a subsidiary of Enbridge, Inc. that together *will* own 36.75% of the Bakken Pipeline Project." (Whereas clause 4)

• "Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure." (Whereas clause 5)

• "Whether the company has an exit option in DAPL [the Pipeline]." (Resolved clause point 6)

• "Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future." (Resolved clause point 7)

Reduced to their essentials, Marathon is making two points here:

First, by using the past tense (*e.g.*, Marathon "has invested" in the Pipeline), the Resolution is factually incorrect because there are certain pre-closing requirements that must be met before Marathon actually puts up the money.

Second, Marathon's potential financial commitment is only $500 million, not $1 billion, as stated in the Resolution.

The proponents are willing to remedy both concerns, first, by clarifying that the Resolution focuses on Marathon's "potential" risk or exposure, and second, by saying $500 million instead of $1 billion. This can be accomplished with minor modifications, as shown below, with new text in italic and deletions in strikeout:

• "Marathon Petroleum (Marathon) has *agreed, subject to certain closing conditions being met, to* invest~~ed $1 billion~~ *$500 million* in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via joint venture with a subsidiary of Enbridge, Inc. that together own 36.75% of the Bakken Pipeline Project." (Whereas clause 4)

• "Marathon's *potential* investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure." (Whereas clause 5)

• ~~"Whether the company has an exit option in DAPL." (Resolved clause point 6)~~

• "Whether Marathon will adjust its policies and practices so as to not become *potentially* entangled with such situations in the future."

(Resolved clause point 7)

These changes squarely meet the key point in the Marathon Letter (at p. 9), *i.e.*, that "the Company's potential investment in the Bakken Pipeline Project is subject to closing conditions having been met" and that "to date, such conditions have not been met and the Company has made no investment in the Bakken Pipeline Project."

Thus, with the minor wording changes suggested here, Marathon's objections do not warrant exclusion of the Resolution under Rule 14a-8(i)(3)

3. The Resolution Does Not Involve Marathon's "Ordinary Business."

Finally, Marathon argues for exclusion under the "ordinary business" exclusion in Rule 14a-8(i)(7). Interestingly, although Marathon acknowledges that the focus of the Resolution is on risk assessment, the Company makes no mention of the Division's guidance in *Staff Legal Bulletin 14E* (October 2009), which offers the controlling framework for assessing "ordinary business" claims in connection with resolutions dealing with risk assessment.

Part B of that *Bulletin* observes that the Division's prior guidance "may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." Noting that risk management was not an end in itself, but rather a means to an end, the *Bulletin* adds that the Division had "become increasingly cognizant that the adequacy of risk management and oversight can have major consequences for a company and its shareholders." The Division stated that henceforth it would "look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business." Thus–

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. (footnote omitted).

Moreover, "a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote."

The Resolution plainly raises significant policy issues that are worthy of consideration by shareholders. Indeed, there are striking similarities between this

Resolution and proposals that asked other oil companies to prepare a report on the risks associated with pipeline construction in regions that presented environmental concerns as well as the effect of pipeline construction on indigenous peoples. In those cases, the Division rejected "ordinary business" arguments and allowed the proposals to be voted.

In *Exxon Mobil Corp.* (23 March 2000) the proposal focused on a proposed pipeline project that the company was planning to construct with the governments of Chad-Cameroon. Citing human rights and environmental concerns, the proposal asked the board to "do a thorough review of the pipeline project, develop criteria for our Company's involvement in the project and prepare a report to shareholders ...."

The company argued that decisions about the Chad-Cameron were classic ordinary business decisions and that in any event, all environmental and related issues had been fully vetted. In opposing no-action relief, the proponents cited the poor human rights record of Chad and Cameroon, as well as environmental issues, including one report that stated:

> The pipeline will traverse a large intact area of tropical rainforest, home to indigenous people popularly known as Pygmies. It will cross most of Cameroon's major river systems, potentially pollution water sources. The offshore loading facility, from which millions of barrels of oil will be transferred to tankers, is a single-hulled vessel, which poses the serious risk of a catastrophic spill.

Similarly, in *Occidental Petroleum Corp.* (2 February 2001), the Division denied no-action relief as to a proposal that sought a "report on the financial and legal risks and liabilities of Occidental's operations in Northeast Colombia," with the report to include a specific list of items, including the "potential risks on stock price resulting from the U'wa people's opposition," "financial risks of operating in the midst of Colombia's civil war" and "legal liabilities arising out of the need for security services."

In a letter to the Division, the company stated its view that the risks with this project were the sort of risks ordinarily faced by a company in that business. The company acknowledged the objections of the U'wa people, but cited efforts to work with the U'was by relinquishing lands that encompassed the U'Wa reservation and national parks. Nonetheless, the Division rejected the company's claim that the proposal was devoid of any public policy component.

The parallels between this Resolution and the *Exxon Mobil* and *Occidental Petroleum* proposals are striking. If shareholders are entitled to vote on proposals relating to environmental risks and the effect of pipeline projects on indigenous peoples in Chad, Cameroon and Northeast Columbia, should not the same result occur here, when the issues are the same, only the location is North Dakota?

Moreover, the facts here demonstrate the validity of shareholder concerns about Marathon's decision to become involved in this project, which presents issues that transcend the "ordinary business" category.

Marathon announced its decision to participate in the Bakken Pipeline consortium on 2 August 2016, shortly after the Army Corps of Engineers had (or so it seemed) granted clearance for the project to proceed. Even by this point, however, there was significant evidence that the Pipeline was no typical construction project.

• In April 2016 protests broke out at North Dakota construction site, with Sioux Tribe objections being voiced about damage to sites of historic, religious and cultural significance. Over the summer the protest grew to the point that a *BBC News* report termed the site "the largest gathering of Native Americans in more than 100 years." BBC News, *Life in the Native American oil protest camps* (2 September 2016) (Exhibit 4), *available at* www.bbc.com/news/world-us-canada-37249617.

• In July 2016, just before Marathon's announcement, the Standing Rock Sioux Tribe filed suit against the Corps for an injunction to stop the pipeline. *Standing Rock Sioux Tribe v. U.S. Army Corps of Engineers,* No. 2016-CV-1534 (D.D.C.).

As the protests grew, the controversy became the subject of continued and extensive coverage in the news media. Key events included:

• On 3 September 2016, during Labor Day weekend, the Tribe reported that bulldozers cut a two-mile-long, 150-foot-wide swathe through sacred sites and burial grounds. Indian Country Media Network, *Standing Rock Sioux Tribe Condemns Destruction and Desecration of Burial Grounds by Energy Transfer Partners* (4 September 2016) (Exhibit 5), *available at* https://indiancountrymedia network.com/news/standing-rock-sioux-tribe-condemns-destruction-and-desecration -of-burial-grounds-by-energy-transfer-partners/.

• On 9 September 2016, the district court denied the request for a preliminary injunction in an opinion available at https://ecf.dcd.uscourts.gov/cgi-bin/Opinions.pl?2016. The Tribe appealed.

• On 14 November 2016, while the appeal was pending, the Corps invited the Tribe to discuss the possibility of a spill in the area and the question of whether the Corps should grant an easement to cross Lake Oahe. U.S. Army Corps of Engineers, *Statement Regarding the Dakota Access Pipeline* (14 November 2016)

(Exhibit 6), *available at* http://www.usace.army.mil/Media/News-Releases/News-Release-Article-View/Article/1003593/statement-regarding-the-dakota-access-pipeline.

•Also in November 2016, protests against the Pipeline took place in a number of U.S. cities, Reuters, *Dakota Access Pipeline protests spread, firms fight back* (15 November 2016) (Exhibit 7), *available at* http://www.reuters.com/article/us-north-dakota-pipeline- idUSKBN13A0DQ.

•On 4 December 2016, the Corps announced that it will not grant an Easement for the Lake Oahe crossing and would be exploring alternative routes through an Environmental Impact Statement. *See* Exhibit 3, *supra.*

•Underscoring the Tribe's concern, on 12 December 2016, it was reported that a pipeline break about 150 miles from the protest camp had spilled 176,000 gallons of crude oil into a creek, with an estimated 37,000 gallons having been recovered. CNBC, *Pipeline spills 176,000 gallons of crude into creek about 150 miles from Dakota Access protest camp* (12 December 2016) (Exhibit 8), available at http://www.cnbc.com/2016/12/12/pipeline-spills-176000-gallons-of-crude-into-creek-about-150-miles-from-dakota-access-protest-camp.html.

This chronology demonstrates that Marathon shareholders are legitimately concerned about the board's risk assessment activities when it comes to significant transactions of the sort discussed here. The topic of this Resolution therefore cannot be dismissed as "ordinary business," "micro-management," "devoid of policy significance" or any of the other labels used to justify the exclusion of resolutions under Rule 14a-8(i)(7). The issue here has no less "policy significance" than the issues in *Exxon Mobil* or *Occidental Petroleum,* which also involved oil companies engaged in operations that came into conflict with indigenous peoples.

The no-action letters cited by Marathon do not help the Company's case; however, those letters can be distinguished. Several of them seek far more specific and detailed information than what is being proposed here, and the information being requested is the sort of information that one would reasonably expect to be included in a report dealing with risk assessment (*e.g.*, "how environmental and social risks are identified and assessed," what "international standards" the board considers). This distinguishes the present Resolution from the ones in *Ford Motor Co.* (2 March 2004) (seeking detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, and costs and benefits of heating and cooling strategies) or *General Electric Co.* (25 January 2012, reconsideration denied, 16 April 2012) (proposal sought to rank GE directors using a method applied to GE employees, who were ranked A, B or C with additional elements).

Other proposals cited by Marathon fall into the familiar category of trying to dictate what goods or services a company sells, even if the specific action is said to further a broader policy goal. In *Dominion Resources, Inc.* (3 February 2011), a utility was asked to initiate a program to provide financing for individuals and small businesses who wanted to install rooftop solar or wind power renewable generation. The Division concluded that this resolution, though related to environmental stewardship, could be excluded as relating to the goods and products the utility was offering for sale. Similarly, in *Marriott International, Inc.* (17 March 2010), the Division agreed that a hotel company could exclude a proposal seeking the installation of low-flow showerheads in company hotels, viewing the proposal as trying to micro-manage the company's daily operations. The Resolution does not get to that level of specificity.

Finally, Marathon cites proposals that address a number of issues, some of which may have policy significance, while others do not, the point being that the inclusion of non-significant issues in a proposal can warrant exclusion. *E.g., General Electric Co.* (10 February 2000) (proposal dealing in part with executive compensation may be excluded because it also proposes changes in accounting methods). This argument relates to Marathon's prior contention – which we answered *supra* – that this Resolution covers a number of topics and thus cannot be considered one proposal. There is here a single unifying theme, and Marathon cannot pick out bits and pieces and say that they present separate issues or considerations.

<u>Conclusion.</u>

Marathon has thus failed to carry its burden of showing that the Resolution consists of more than one proposal, is materially false or misleading in violation of Rule 14a-9 and thus excludable under 14a-8(i)(3), and addresses the "ordinary business" of the Company. Accordingly, we respectfully ask you to advise Marathon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Molly R. Benson, Esq.

Exhibit 1

Significant Incidents

Fire First Incidents Gas distribution incidents with a cause of Other Outside Force Damage and sub-cause of Nearby Fire/Explosion as Primary Cause of Incident.
Significant Incidents are those including any of the following conditions, but **Fire First incidents** are excluded:
1. Fatality or injury requiring in-patient hospitalization
2. $50,000 or more in total costs, measured in 1984 dollars
3. Highly volatile liquid releases of 5 barrels or more or other liquid releases of 50 barrels or more
4. Liquid releases resulting in an unintentional fire or explosion

Property Damage values are presented in current year dollars. Value of gas lost is adjusted to current year dollars using the Energy Information Administration, Natural Gas City Gate Prices. All other values are adjusted using the Bureau of Economic Analysis, Government Printing Office inflation values in Table 10.1.
Barrel data appears only for Hazardous Liquid incidents. Net Barrels Lost is the difference between Total Barrels Released and Barrels Recovered.

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Data Downloads

OPERATOR SUBMISSION - Incident report data submitted to PHMSA by pipeline operators since 1970.
FLAGGED FILES – Incident report data submitted to PHMSA by pipeline operators plus data needed to replicate the pipeline incident trends.

Control the System Type and State displayed by using these drop-downs.

System Type ALL State Name ALL

By-Cause reports are available by clicking on any blue link in the reports below..

Pipeline Significant Incident 20 Year Trend
Date run: 12/29/2016

Portal - Data as of **12/29/2016**
Data Source: US DOT Pipeline and Hazardous Materials Safety Administration

PHMSA Pipeline Incidents: (1996-2015)
Incident Type: Significant **System Type:** ALL **State:** ALL

Calendar Year	Number	Fatalities	Injuries	Total Cost Current Year Dollars
1996	301	53	127	$160,493,640
1997	267	10	77	$108,651,900
1998	295	21	81	$171,788,012
1999	275	22	108	$175,525,063
2000	290	38	81	$253,630,641
2001	233	7	61	$77,849,980
2002	258	12	49	$123,167,132
2003	297	12	71	$162,180,014
2004	309	23	56	$310,240,672
2005	336	16	46	$1,456,069,355
2006	257	19	34	$155,229,462
2007	265	15	46	$146,842,267
2008	278	8	54	$584,330,986
2009	275	13	62	$178,258,586
2010	264	19	103	$1,825,913,499
2011	288	12	51	$441,082,033
2012	254	10	54	$230,715,623
2013	304	8	42	$350,275,471
2014	301	19	94	$301,242,281
2015	328	10	49	$329,006,504
Grand Total	**5,675**	**347**	**1,346**	**$7,542,493,120**

PHMSA Pipeline Incidents: Multi-Year Averages (1996-2015)
Incident Type: Significant **System Type:** ALL **State:** ALL

	Incident Count
3 Year Average - (2013-2015)	311
5 Year Average - (2011-2015)	295
10 Year Average - (2006-2015)	281
20 Year Average - (1996-2015)	284

	Fatalities
3 Year Average	12
5 Year Average	12
10 Year Average	13
20 Year Average	17

	Injuries
3 Year Average	62
5 Year Average	58
10 Year Average	59
20 Year Average	67

	Total Cost
3 Year Average	$326,841,419
5 Year Average	$330,464,383
10 Year Average	$454,289,671
20 Year Average	$377,124,656

	2016 Year-To-Date
Incidents	267
Fatalities	16
Injuries	75
Total Cost	$235,851,230

PHMSA Pipeline Incidents: Count (1996-2015)
Incident Type: Significant **System Type:** ALL **State:** ALL


Incident Count
400
350
300
250
200
150
100
50
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

PHMSA Pipeline Incidents: Fatalities (1996-2015)
Incident Type: Significant **System Type:** ALL **State:** ALL


Fatalities
60
50
40
30
20
10
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

PHMSA Pipeline Incidents: Injuries (1996-2015)
Incident Type: Significant **System Type:** ALL **State:** ALL


Injuries
140
120
100
80
60
40
20
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

PHMSA Pipeline Incidents: Total Cost (1996-2015)
Incident Type: Significant **System Type:** ALL **State:** ALL



Total Cost
$2,100M
$1,800M
$1,500M
$1,200M
$900M
$600M
$300M
$0M
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Exhibit 2

Pages 79 through 81 redacted for the following reasons:
- -
Copyrighted Material Omitted

Exhibit 3

Army will not grant easement for Dakota Access Pipeline crossing

By U.S. Army December 4, 2016

Army POC: Moira Kelley (703) 614-3992, moira.l.kelley.civ@mail.mil

The Department of the Army will not approve an easement that would allow the proposed Dakota Access Pipeline to cross under Lake Oahe in North Dakota, the Army's Assistant Secretary for Civil Works announced today.

Jo-Ellen Darcy said she based her decision on a need to explore alternate routes for the Dakota Access Pipeline crossing. Her office had announced on November 14, 2016 that it was delaying the decision on the easement to allow for discussions with the Standing Rock Sioux Tribe, whose reservation lies 0.5 miles south of the proposed crossing. Tribal officials have expressed repeated concerns over the risk that a pipeline rupture or spill could pose to its water supply and treaty rights.

"Although we have had continuing discussion and exchanges of new information with the Standing Rock Sioux and Dakota Access, it's clear that there's more work to do," Darcy said. "The best way to complete that work responsibly and expeditiously is to explore alternate routes for the pipeline crossing."

Darcy said that the consideration of alternative routes would be best accomplished through an Environmental Impact Statement with full public input and analysis.

The Dakota Access Pipeline is an approximately 1,172 mile pipeline that would connect the Bakken and Three Forks oil production areas in North Dakota to an existing crude oil terminal near Pakota, Illinois. The pipeline is 30 inches in diameter and is projected to transport approximately 470,000 barrels of oil per day, with a capacity as high as 570,000 barrels. The current proposed pipeline route would cross Lake Oahe, an Army Corps of Engineers project on the Missouri River.

RELATED LINKS

Exhibit 4

Pages 85 through 95 redacted for the following reasons:
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Copyrighted Material Omitted

Exhibit 5

Page 97 redacted for the following reason:
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Copyrighted Material Omitted

Exhibit 6

US Army Corps of Engineers
BUILDING STRONG®

Statement Regarding the Dakota Access Pipeline

Posted 11/14/2016

Release no. 16-027

Contact
Moira Kelley (DOA) 703-614-3992
moira.l.kelley.civ@mail.mil

Jessica Kershaw (DOI) 703-614-3992
interior_press@ios.doi.gov

Washington, D.C. – Today, the Army informed the Standing Rock Sioux Tribe, Energy Transfer Partners, and Dakota Access, LLC, that it has completed the review that it launched on September 9, 2016. The Army has determined that additional discussion and analysis are warranted in light of the history of the Great Sioux Nation's dispossessions of lands, the importance of Lake Oahe to the Tribe, our government-to-government relationship, and the statute governing easements through government property.

The Army invites the Standing Rock Sioux Tribe to engage in discussion regarding potential conditions on an easement for the pipeline crossing that would reduce the risk of a spill or rupture, hasten detection and response to any possible spill, or otherwise enhance the protection of Lake Oahe and the Tribe's water supplies. The Army invites discussion of the risk of a spill in light of such conditions, and whether to grant an easement for the pipeline to cross Lake Oahe at the proposed location. The Army continues to welcome any input that the Tribe believes is relevant to the proposed pipeline crossing or the granting of an easement.

While these discussions are ongoing, construction on or under Corps land bordering Lake Oahe cannot occur because the Army has not made a final decision on whether to grant an easement. The Army will work with the Tribe on a timeline that allows for robust discussion and analysis to be completed expeditiously.

We fully support the rights of all Americans to assemble and speak freely, and urge everyone involved in protest or pipeline activities to adhere to the principles of nonviolence.

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Exhibit 7

Pages 101 through 103 redacted for the following reasons:
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Copyrighted Material Omitted

Exhibit 8

Pages 105 through 107 redacted for the following reasons:
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Copyrighted Material Omitted

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

December 22, 2016

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Petroleum Corporation - Shareholder Proposal Submitted by the New York State Common Retirement Fund

Ladies and Gentlemen:

I am writing on behalf of Marathon Petroleum Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, the Company may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the New York State Common Retirement Fund ("NYSCRF") as the lead filer and by co-filers As You Sow on behalf of Adelaide Gomer ("Gomer"), Trillium Asset Management, LLC on behalf of the Oneida Trust of the Oneida Tribe of Indians of Wisconsin ("Oneida"), the Unitarian Universalist Association ("UUA") and United Church Funds ("UCF") (each, a "Proponent" and collectively, the "Proponents") from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponents as notice of the Company's intent to omit the Proposal from the Company's 2017 proxy materials.

Introduction

The Proposal states:

WHEREAS:

The construction and operation of energy infrastructure in North America requires respect for rigorous standards of environmental review and practice, and impacted Indigenous Peoples.

Environmental and human rights due diligence are essential to assessing the full risk of an asset acquisition. Where such risks are not adequately considered, decisions can be made that lead to reputational, regulatory and financial loss.

The UN Declaration on the Rights of Indigenous Peoples sets out international standards for Indigenous Peoples' rights including the right to Free, Prior, and Informed Consent prior to the approval of any projects affecting their traditional territory. Human rights due diligence expectations are outlined in principles 17 to 21 of the UN Guiding Principles on Business and Human Rights.

Marathon Petroleum (Marathon) has invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via a joint venture with a subsidiary of Enbridge, Inc. that together own 36.75% of the Bakken Pipeline Project.

Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure. The pipeline's operator, Energy Transfer Partners (ETP), has a poor environmental record, with pending water contamination lawsuits in New Jersey, Vermont, Pennsylvania, Louisiana and Puerto Rico.

The agreement to acquire its ownership in DAPL was reached on August 2, 2016, five days after the project was approved by the US Army Corps of Engineers and eight days before the Standing Rock Sioux Tribe (SRST) began its blockade to stop construction.

However, in the months preceding this agreement, the SRST, as well as three federal agencies, raised concerns about the lack of tribal consultation and the inadequacy of the environmental impact review. At the time of this agreement, proponents believe that Marathon and its shareholders should have been aware of the risks posed by these concerns.

Since August, the conflict has escalated as DAPL construction continued despite the Obama Administration's request that ETP voluntarily pause construction within 20 miles of Lake Oahe. The alleged use of force towards peaceful protesters is generating negative media coverage while further jeopardizing DAPL's social license to operate. ETP reports losses of $1.4 billion in a year if delays continue.

RESOLVED:

Marathon prepare a report to shareholders, at reasonable cost and omitting proprietary information, that describes the due diligence process used to identify and address environmental and social risks, including Indigenous rights risk, in reviewing potential acquisitions. Such a report should consider:

- Which committees, departments and/or managers are responsible for review, oversight and verification;

- How environmental and social risks are identified and assessed;
- Which international standards are used to define the company's due diligence procedures;
- How this information informs and is weighted in acquisition decisions;
- If and how risks identified were disclosed to shareholders;
- Whether the company has an exit option in DAPL (defined therein as the Dakota Access Pipeline);
- Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future.

The Company believes that the Proposal may be properly omitted from its 2017 proxy materials (a) under Rule 14a-8(c) because the Proposal constitutes multiple proposals, (b) under Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements contrary to Rule 14a-9 regarding its fundamental premise (as is set forth in this letter, the Company has not made the investment the Proponent alleges), and (c) under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations. Alternatively, if the Staff does not concur in our view that the Proposal may be excluded on these bases, the Company believes that it may omit from its 2017 proxy materials (i) NYSCRF as the lead filer because it failed to meet the requirements of Rule 14a-8(e), and (ii) UCF as a co-filer because it failed to meet the requirements of Rule 14a-8(b).

Bases for Excluding the Proposal

We request that the Staff concur that the Company may exclude the Proposal pursuant to Rule 14a-8(c) because the Proposal constitutes multiple proposals, pursuant to Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements contrary to Rule 14a-9 regarding its fundamental premise and pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

Alternatively, if the Staff does not concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(c), Rule 14a-8(i)(3) or Rule 14a-8(i)(7), we request that the Staff concur that the Company may exclude:

- NYSCRF as the lead filer pursuant to Rule 14a-8(e) because NYSCRF failed to timely submit its Proposal; and
- UCF as a co-filer pursuant to Rule 14a-8(f)(1) because UCF failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1).

Background

On November 14, 2016, each of Gomer, Oneida, UUA and UCF (collectively, the "Co-Filers") sent the Proposal to the Company via courier. UUA subsequently amended its submission to the Company via letter dated November 15, 2016. On November 16, 2016, NYSCRF sent the Proposal as the lead filer, which was dated November 14, 2016, to the Company via UPS (the "NYSCRF Proposal") along with a letter verifying ownership of the Company's common stock. A copy of each Proponent's submission, including the Proposal, is attached as Exhibit A.

The Co-Filers' submissions failed to provide verification of ownership of the requisite number of shares of Company stock for at least one year as of November 14, 2016, the date each of the Co-Filers submitted the Proposal. In addition, the Company reviewed its stock records, which did not indicate that any of the Co-Filers was a record owner of any shares of Company stock.

On November 23, 2016, which was within 14 days of the date on which the Company received the Proposal from each of the Proponents, the Company sent each of the Proponents a letter notifying them of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notices"). In the Deficiency Notices, attached hereto as Exhibit B, the Company informed the Proponents of the requirements of Rule 14a-8 and how they could cure the procedural deficiencies. Specifically, the Deficiency Notices stated:

- with respect to the Co-Filers, the ownership requirements of Rule 14a-8(b);
- with respect to the Co-Filers, the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including November 14, 2016 (the date the Proposal was submitted by each of the Co-Filers);
- with respect to the Proponents, that the Proposal contained more than one proposal, in violation of Rule 14a-8(c);
- that the Proponents could correct this procedural deficiency by indicating which proposal the Proponents would like to submit and which proposal(s) the Proponents would like to withdraw; and
- that the Proponents' response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponents received the Deficiency Notices.

The Deficiency Notices also included a copy of Rule 14a-8. See Exhibit B.

On November 28, 2016, Oneida submitted to the Company via FedEx a letter dated November 17, 2016 from Northern Trust Company (the "Northern Trust Letter") regarding Oneida's beneficial ownership of the Company's common stock. A copy of the Northern Trust Letter is attached as Exhibit C to this letter. The Company believes that the Northern Trust Letter satisfies the requirements of Rule 14a-8(b) because it verifies Oneida's continuous ownership of at least $2,000 of the Company's shares continuously for at least one year prior to November 14, 2016, the date of Oneida's submission of the Proposal.

On November 28, 2016, UCF submitted to the Company by electronic transmission a letter dated November 28, 2016 from BNY Mellon (the "BNY Mellon Letter") regarding UCF's beneficial ownership of the Company's common stock. A copy of the BNY Mellon Letter is attached as Exhibit D to this letter. Although the BNY Mellon Letter was timely sent to the Company, it fails to satisfy the requirements of Rule 14a-8(b) because it does not verify UCF's continuous ownership of at least $2,000 of the Company's shares continuously for at least one year prior to November 14, 2016, the date of UCF's submission of the Proposal. The BNY Mellon Letter stated, in pertinent part, the following:

> This letter is to confirm that BNY Mellon as custodian for United Church Funds held 1,394 shares in account ***FISMA & OMB Memorandum M-07-16*** of Marathon Petroleum Cusip 56585A102, as of November 25, 2016.
>
> The beneficial owner of these shares, as per BNY Mellon records, is United Church Funds, who held at least $2,000.00 of market value of Marathon Petroleum. [*sic*] and has held this position for at least twelve months prior to the date of this letter.

On November 29, 2016, UUA submitted to the Company via email a letter dated November 28, 2016 from State Street Corporation (the "State Street Letter") regarding UUA's beneficial ownership of the Company's common stock. A copy of the State Street Letter is attached as Exhibit E to this letter. The Company believes that the State Street Letter satisfies the requirements of Rule 14a-8(b) because it verifies UUA's continuous ownership of at least $2,000 of the Company's shares continuously for at least one year prior to November 15, 2016, the date of UUA's amended submission of the Proposal.

On December 1, 2016, As You Sow, on behalf of Gomer, submitted to the Company by electronic transmission a letter dated November 30, 2016 from RBC Wealth Management (the "RBC Letter") regarding Gomer's beneficial ownership of the Company's common stock. A copy of the RBC Letter is attached as Exhibit F to this letter. The Company believes that the RBC Letter satisfies the requirements of Rule 14a-8(b) because it verifies Gomer's continuous ownership of at least $2,000 of the Company's shares continuously for at least one year prior to November 14, 2016, the date of submission of the Proposal. On December 1, 2016, As You Sow, on behalf of Gomer, submitted a letter (the "AYS Letter") stating that Gomer believed the Proposal to be only one shareholder proposal. A copy of the letter is attached as Exhibit G.

On December 7, 2016, NYSCRF submitted to the Company by electronic transmission a letter (the "NYSCRF Letter") stating that NYSCRF believed the Proposal to be only one shareholder proposal. A copy of the letter is attached as Exhibit H.

The 14-day deadline for responding to the Deficiency Notices has passed. The Company has received no further correspondence from the Proponents regarding either the Proposal or proof of ownership of shares of the Company's stock.

Analysis

The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proposal Constitutes Multiple Proposals in Violation of Rule 14a-8(c).

A. The Exclusion

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular meeting of shareholders. The one-proposal limitation applies not only to a proponent's submission of multiple proposals in multiple submissions, but also to a proponent's submission of an ostensibly single proposal that in fact "bundles" multiple proposals.

The Staff has consistently taken the position that a company may exclude a shareholder proposal under Rule 14a-8(c) where the proposal represents more than one proposal and the shareholder fails to reduce the number of proposals after receiving notice of the deficiency. Moreover, the Staff has long recognized that multiple, bundled proposals will not be considered a single proposal just because they relate to the same general topic. See, e.g., *PG&E Corp.* (Mar. 11, 2010) (concurring in the exclusion of a proposal asking that, pending completion of certain studies, the company (i) mitigate potential risks encompassed by those studies, (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site, and (iii) not increase production of certain waste at the site beyond the levels then authorized, despite the proponent's argument that the steps in the proposal would avoid circumvention of state law in the operation of a specific power plant). *Duke Energy Corp.* (Feb. 27, 2009) (permitting the company to exclude a proposal that would have required the company's directors to own a minimum amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's stock); *HealthSouth Corp.* (Mar. 28, 2006) (permitting exclusion of proposal that sought to amend two separate provisions of the company's bylaws, one to grant shareholders the power to increase the size of the board and the second to allow shareholders to fill any director vacancies created by the increase, despite the proponent's argument that both provisions related to the single concept of giving shareholders the power to add directors of their own choosing); *Centra Software, Inc.* (Mar. 31, 2003) (permitting exclusion of proposal requesting amendments to the bylaws to require separate meetings of the independent directors and to require that the chairman of the board not be a company officer or employee because (a) the proposal seeks to amend two separate and distinct provisions of the bylaws and (b) a shareholder might wish to vote for one proposal, but not the other); *Exxon Mobil Corp.* (Mar. 19, 2002) (permitting exclusion of proposal requesting that the company's slate of director nominees be larger each year than the number of available board seats and that the additional nominees come from varied backgrounds that offer in-depth experience with a variety of stakeholder groups because, while both proposals related to the single concept of diversification of the board, there was "no necessary link or relationship between the two proposals that would make it appropriate to combine them as a single item of business"); *BostonFed Bancorp, Inc.* (Mar. 5, 2001) (proposal to alter charter and bylaws to remove restrictions relating to various shareholder rights was excludable); *American Electric Power* (Jan. 2, 2001) (proposal constituted multiple proposals despite the proponent's argument that all of the actions were about the governance of AEP); and *Storage Tech Corp.* (Feb. 22, 1996) (proposal calling for immediate resignation of chief executive officer and disclosure of his severance arrangements was excludable).

B. Applicability of the Exclusion

The Proposal, although framed as requiring a single report relating to risk assessment in connection with potential acquisitions, contains multiple separate and distinct requests, some relating to future transactions and others relating to a previously announced transaction, in violation of the one proposal limit of Rule 14a-8(c). Specifically, the Proposal requests a report on no less than six separate and distinct matters: (i) environmental risk assessment; (ii) social risk assessment; (iii) Indigenous rights risk assessment; (iv) the use of international standards in the Company's due diligence procedures; (v) the existence of any exit option available to the Company in the Dakota Access Pipeline transaction context; and (vi) changes to the Company's policies and practices, in general. The Company notified the Proponents in the Deficiency Notices that the Proposal is, in fact, multiple proposals and requested that the Proponents reduce the number of proposals to one. The Proponents failed to do so.

The Proposal's multiple directives require the Company to report on discrete and unrelated processes, strategies, policies, practices and even contractual provisions, in the case of the Dakota Access Pipeline transaction. For example, a report describing the Company's assessment of environmental risks in future acquisitions involves an entirely separate and distinct matter than a report describing if and how risks identified in connection with the Dakota Access Pipeline acquisition were disclosed to stockholders, and a report describing the Company's assessment of social risks in future acquisitions involves an entirely separate and distinct matter than a report describing whether the Company has an exit option in the Dakota Access Pipeline investment. Parts of the proposal relate to general processes for risk assessment associated with future acquisitions, while others relate to specific strategies associated with past business decisions. Three of the Proposal's directives (*i.e.*, requiring the Company to describe (i) "if and how risks identified were disclosed to stockholders," (ii) "whether the company has an exit option in DAPL" and (iii) "whether Marathon will adjust its policies and procedures so as not to become entangled with such situations in the future") do not even purport to relate to the due diligence process associated with potential acquisitions.

Consistent with *PG&E*, *Duke Energy* and *American Electric Power*, the fact that these separate matters may ostensibly relate to the same general subject matter does not change the fact that the information requested concerns separate and distinct issues on which shareholders may have differing views. For example, a shareholder may be in favor of additional disclosure regarding which international standards are used to define the company's due diligence procedures in connection with future acquisitions but against disclosure of the Company's strategy for its participation in the Dakota Access Pipeline project. As drafted, under the guise of a report on the Company's due diligence process for reviewing potential acquisitions, the

Proposal impermissibly presents shareholders with an "all or nothing" choice pursuant to which they may only cast one vote in respect of what are at least six separate proposals. In the Company's view, this clear violation of Rule 14a-8(c) renders the proposal excludable.

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal Contains Materially False and Misleading Statements Contrary to Rule 14a-9 Regarding Its Fundamental Premise.

A. The Exclusion

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff explained in Staff Legal Bulletin No. 14B (Sep. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of all or part of a shareholder proposal or the supporting statement if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. Applying this standard, the Staff has allowed exclusion of an entire proposal that contains false and misleading statements speaking to the proposal's fundamental premise. For example, in *Ferro Corporation* (Mar. 17, 2015), the Staff concurred with the company's view that the proposal, which requested the company to reincorporate in Delaware, was materially false and misleading because several of its statements misrepresented the differences between Ohio and Delaware law. In *State Street Corp.* (Mar. 1, 2005), the proposal purported to request shareholder action under a state law that was not applicable to the company. Because the proposal by its terms invoked a statute that was not applicable, the Staff concurred that submission was based upon a false premise that made it materially misleading to shareholders and, therefore, was excludable under Rule 14a-8(i)(3). Likewise, in early 2007, a number of companies sought to exclude shareholder proposals requesting the adoption of a company policy allowing shareholders at each annual meeting to vote on an advisory resolution to approve the compensation committee report disclosed in the proxy statement. Because then-recent amendments to Regulation S-K no longer required the compensation committee report to address executive compensation policies, the Staff in each case permitted the companies to exclude the shareholder proposals. See, e.g., *Energy East Corp.* (Feb. 12, 2007); *Bear Stearns Cos. Inc.* (Jan. 30, 2007).

B. Applicability of the Exclusion

The Company believes that the Proposal contains a number of objectively false and misleading statements that misrepresent the entire premise of the Proposal. In particular, the Proposal asserts that:

- "Marathon Petroleum (Marathon) has invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via joint venture with a subsidiary of Enbridge, Inc. that together own 36.75% of the Bakken Pipeline Project."

- "Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure."

- "Whether the company has an exit option in DAPL;"
- "Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future."

These false and misleading statements speak to the Proposal's fundamental premise – that due to the Company's investment in the Bakken Pipeline Project, the Company faces potential environmental liability and loss of reputation, and thus the Company should describe for shareholders the due diligence process used to identify and address environmental and social risks in reviewing such acquisitions. These false and misleading statements are seemingly offered as material considerations for shareholders in deciding how to vote on the Proposal's merits.

1. **The Proposal includes the false statement that the Company has made a financial investment in the Bakken Pipeline Project.**

The Proposal states that the Company has "invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via a joint venture with a subsidiary of Enbridge, Inc. that together own 36.75% of the Bakken Pipeline Project" and that "Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure." In fact, the Company has made no such investment and thus these statements are false. On August 2, 2016, the Company announced its agreement to participate in the formation of a joint venture that, subject to certain closing conditions, would result in the Company investing $500 million in the Bakken Pipeline system. The press release announcing this potential investment is attached as Exhibit I to this letter. To date, the conditions to close such transaction have not been met and thus the Company has not yet invested in the Bakken Pipeline Project.

2. **The Proposal also misstates the amount of the investment that the Company may make in the Bakken Pipeline Project should conditions to close be met in the future.**

The Proposal states that the Company has invested "$1 billion in the Bakken Pipeline Project." This statement is false. In addition to erroneously indicating that a capital investment has already been made by the Company, the Proposal also indicates the amount of such investment to be $1 billion. As disclosed in the Company's filings with the Commission, however, the total investment to potentially be made by the Company should the conditions to close the Bakken Pipeline Project ultimately be met is only $500 million—half of the amount asserted by Proponents in the Proposal.

3. **The Proposal implies that the Company has become "entangled" in a "situation."**

This statement is materially misleading. The Proposal requests information as to whether the Company has "an exit option in DAPL" and whether it "will adjust its policies and practices so as to not become entangled with such situations in the future." Both of these requests imply that the

Company has made an investment that it has not, that the Company may or may not have an option to extricate itself from an investment it has in fact not yet made and that the Company should consider adjustments to its policies and practices to avoid entanglements in which it is not tangled. The Proponents appear to be unaware or unappreciative of the fact that the Company's potential investment in the Bakken Pipeline Project is subject to closing conditions having been met. Again, to date, such conditions have not been met and the Company has made no investment in the Bakken Pipeline Project. The Proposal is profoundly misleading as it assumes and represents material facts that are simply erroneous. Accordingly, under the precedents discussed above, the Proposal is excludable under Rule 14a-9. Because the Proposal contains materially false and misleading statements, it is excludable under Rule 14a-8(i)(3).

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Relates to the Company's Ordinary Business Operations.

A. The Exclusion

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). The Staff has further stated that a proposal requesting the publication of a report may be excluded under Rule 14a-8(i)(7) if the subject matter of the report involves a matter of ordinary business. See Exchange Act Release No. 20091 [48 FR 38218] (Aug. 16, 1983). In addition, the Staff has stated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (Oct. 26, 1999).

B. Applicability of the Exclusion

The Proposal is excludable because it seeks to "micro-manage" the Company by probing too deeply into the Company's strategic business decisions. The Proposal seeks to have the Company issue a report "that describes the due diligence process used to identify and address environmental and social risks, including Indigenous rights risk, in reviewing potential acquisitions." The Proposal attempts to micro-manage the Company's ordinary business operations by requiring the identification of specific committees, departments and managers with due diligence responsibilities, attempting to dictate the manner in which the Company must "assess" certain risks and prescribing the specific topics the Company must discuss in the Proposal's report in order to comply with its guidelines. Assessing the various risks involved in a potential acquisition is a complex and ongoing process that involves the review and consideration of numerous risks, not just those on which the Proposal requires a report, and should be reserved for management and the Company's board of directors (the "Board"). The Proposal, however, seeks to involve the Company's stockholders in these intricate business decisions. Not only does the Proposal seek to involve the Company's stockholders in the strategic assessment of risk involved in future acquisitions, but by seeking information regarding the Company's potential exit option in the Dakota Access Pipeline, it seeks to involve stockholders in a complex, ongoing matter upon which stockholders, as a group, are not in a position to make an informed decision.

The list of topics to be considered in the report is fashioned as a directive, rather than as an example, and the Board would be required to disclose the topics with specificity. The Proposal leaves no room for the Board to exercise its discretion. The Staff has repeatedly concurred that a proposal is excludable under Rule 14a-8(i)(7) if it attempts to micro-manage the Company by providing specific details as to how the proposal should be implemented. For example, in *Ford Motor Co.* (Mar. 2, 2004), the proposal requested that the company publish annually a report to the stockholders entitled "Scientific Report on Global Warming/Cooling," which included detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling. The Staff concurred with the exclusion of the proposal pursuant to Rule 14a-8(i)(7), noting that the proposal related to ordinary business matters, *i.e.*, "the specific method of preparation and the specific information to be included in a highly detailed report." Like the proposal in *Ford Motor Co.*, the Proposal not only requires a report on "the due diligence process used to identify and address environmental and social risks, including Indigenous rights risk, in reviewing potential acquisitions," but also dictates the specific information to be included in this highly detailed report, including "which committees, departments and/or managers are responsible for review, oversight and verification," "which international standards are used to define the company's due diligence procedures," "how this information informs and is weighted in acquisition decisions," "whether the company has an exit option in DAPL" and "whether Marathon will adjust its policies and practices." See also *General Electric Co.* (Jan. 25, 2012, recon. denied Apr. 16, 2012) (concurring with the exclusion of a proposal under Rule l4a-8(i)(7) that recommended that the company's board of directors adopt a highly specific procedure for evaluating director performance).

Consistent with the 1998 Release, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, in *Dominion Resources, Inc.* (Feb. 3, 2011), the proposal requested that the company initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, noting that such a program would help Dominion achieve the important goal of "stewardship of the environment." The Staff concurred in the exclusion of the proposal, even though the proposal touched on the environment, noting that the proposal related to "the products and services offered for sale by the company." In addition, in *Marriott International, Inc.* (Mar. 17, 2010), the Staff concurred in the exclusion of a proposal that required Marriott International to install certain low-flow showerheads in its hotels because although the proposal "rais[ed] concerns with global warming," it sought to "micromanage the company to such a degree that exclusion of the proposal is appropriate." In *Newmont Mining Corp.* (Feb. 4, 2004), because the proposal clearly requested a report on an aspect of the company's ordinary business operations, it was not necessary for the Staff to consider whether other aspects of the proposal implicated significant policy issues.

The Staff has also concurred that a shareholder proposal addressing a number of issues is excludable when some of the issues implicate a company's ordinary business operations. For example, in *General Electric Co.* (Feb. 10, 2000), the Staff concurred that General Electric Co. could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters, namely the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (May 11, 2004), in concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff noted, "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." Finally, in *Union Pacific Corp.* (Feb. 21, 2007), a proposal requesting information on the company's efforts to minimize financial risk arising from a terrorist attack or other homeland security incidents was found excludable in its entirety as relating to the evaluation of risk, regardless of whether potential terrorism and homeland security raised significant social policy concerns. See also *Fluor Corp.* (Feb. 3, 2005) (proposal requesting a statement regarding the offshore relocation of jobs, previously found by the Staff to constitute a significant social policy, was nonetheless excludable because the proposal also sought information regarding the ordinary business matters of job loss and job elimination as a distinct and separate element); and *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

In summary, the Proposal directs the Company to address a list of specific topics and attempts to micro-manage the Company by providing specific details as to how the Proposal should be implemented. As a result, the Proposal would ask the Company's stockholders to weigh in on specific issues and practices regarding the Company's ongoing risk assessment related to potential acquisitions and its business strategy in the Dakota Access Pipeline. These day-to-day, critical decisions should be reserved to management of the Company and its Board, and not to stockholders who would not be in a position to make an informed judgment on such matters. Additionally, although the Proposal may touch upon a significant policy issue and certain portions of the Proposal relate to matters that would not be considered "ordinary business matters," other portions of the Proposal relate to ordinary course matters. Accordingly, under the precedents discussed above, the Proposal is excludable under Rule 14a-8(i)(7).

Proponent NYSCRF May be Omitted as the Lead Filer Pursuant to Rule 14a-8(e) Because Its Proposal Was Submitted After the Deadline for Submitting a Proposal.

Under Rule 14a-8(e), a company may exclude a shareholder proposal if the proponent submits the proposal after the deadline for submitting a proposal. Rule 14a-8(e) provides that the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The proxy statement for the Company's 2016 annual meeting of shareholders was released to shareholders on March 15, 2016. Accordingly, the deadline for submitting stockholder proposals for inclusion in the 2017 proxy materials was determined to be November 15, 2016, and that date was specified in the proxy statement for the Company's 2016 annual meeting. The NYSCRF Proposal was submitted via UPS and received by the Company on November 16, 2016. Because the NYSCRF Proposal was submitted and received after the deadline, NYSCRF may be omitted as the lead filer from the 2017 proxy materials under Rule 14a-8(e).

Proponent UCF May be Omitted as a Co-Filer Pursuant to Rule 14a-8(f)(1) Because UCF Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the Company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities.

In Section C of Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), the Staff provides guidance on common errors shareholders can avoid when submitting proof of ownership to companies, stating:

> Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:
>
> > "As of [date the proposal is submitted], [name of shareholder] held, and has continuously held for at least one year, [number of securities] shares of [company name] [class of securities]."

While footnote 11 of SLB 14F indicates that the suggested form of verification of ownership in the bulletin is not the exclusive format, the elements contained in that suggested form (the name of the shareholder, the identity of the issuer of the shares and the class and number of shares held, the date on which the shareholder proposal was submitted and a statement that such shares have been held for at least one year prior to the date the proposal was submitted) are all essential to providing verification of the ownership by the proponent of the requisite number of shares of the issuer's voting securities for the requisite period.

On November 28, 2016, UCF submitted to the Company by electronic transmission a letter dated November 28, 2016 from BNY Mellon (the "BNY Mellon Letter") regarding UCF's beneficial ownership of the Company's common stock. A copy of the BNY Mellon Letter is attached as Exhibit D to this letter. Although the BNY Mellon Letter was timely sent to the Company, it fails to satisfy the requirements of Rule 14a-8(b) because it does not verify UCF's continuous ownership of at least $2,000 of the Company's shares continuously for at least one year prior to November 14, 2016, the date of UCF's submission of the Proposal. The BNY Mellon Letter stated, in pertinent part, the following:

> This letter is to confirm that BNY Mellon as custodian for United Church Funds held 1,394 shares in account ***FISMA & OMB Memorandum M-07-16*** of Marathon Petroleum Cusip 56585A102, as of November 25, 2016.
>
> The beneficial owners of these shares, as per BNY Mellon records, is United Church Funds, who held at least $2,000.00 of market value of Marathon Petroleum. [*sic*] and has held this position for at least twelve months prior to the date of this letter.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f), See, e.g., *Cliffs Natural Resources Inc.* (Jan. 30, 2014) (broker's letter referring to "date of submission" of the shareholder proposal and dated five days after date of submission did not verify continuous ownership for the requisite period); *Marathon Petroleum Corporation* (Jan. 30, 2014) (broker's letter referring to "date of submission" of the shareholder proposal and dated five days after date of submission did not verify continuous ownership for the requisite period); *Union Pacific Corporation* (Mar. 5, 2010) (broker's letter dated two days before date of submission did not verify continuous ownership for the requisite period); *Great Plains Energy Incorporated* (June 17, 2010) (broker's statement verifying ownership for a period ended prior to the date of submission did not sufficiently demonstrate continuous ownership for the requisite period); *Microchip Technology Incorporated* (May 26, 2009) (broker's letter dated five days before proposal submission); *The Home Depot, Inc.* (Feb. 19, 2009) (broker's letter dated 28 days before proposal submission); *McGraw Hill Companies, Inc.* (Jan. 28, 2008) (broker's letter dated three days before proposal submission); *International Business Machines Corp.* (Dec. 7, 2007) (broker's letter dated four days before proposal submission); and *Exxon Mobil Corporation* (Mar. 1, 2007) (broker's letter dated six days before proposal submission). Because UCF failed to properly verify its ownership in the Company, UCF may be omitted as a co-filer from the 2017 proxy materials under Rule 14a-8(f)(1).

Conclusion

The Company believes that the Proposal may be omitted in its entirety from the Company's 2017 proxy materials under Rule 14a-8(c), Rule 14a-8(i)(3) and Rule 14a-8(i)(7) because the Proposal constitutes multiple proposals, contains false and misleading statements of material facts and relates to ordinary business matters, respectively. If the Staff does not concur with our view that the Proposal is excludable on one of these bases, the Company believes that NYSCRF may be properly omitted as the lead filer from the 2017 proxy materials under Rule 14a-8(e) because NYSCRF failed to timely submit the Proposal and UCF may be properly omitted as co-filer from the 2017 proxy materials under Rule 14a-8(f)(1) because UCF failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from its 2017 proxy materials.

If you have any questions with respect to this matter, please contact me at (419) 421-3271 or by email at mrbenson@marathonpetroleum.com.

Sincerely,

Molly R. Benson

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer

cc: New York State Common Retirement Fund
As You Sow, on behalf of Adelaide Gomer
Trillium Asset Management, LLC on behalf of the Oneida Trust of the Oneida Tribe of Indians of Wisconsin
Unitarian Universalist Association
United Church Funds

Exhibit A

Proposal

See attached.

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 14, 2016

Ms. Molly Benson
Vice President, Corporate Secretary,
and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main St.
Findlay, Ohio 45840

Dear Ms. Benson:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Marathon Petroleum Corporation shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should Marathon Petroleum decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Marathon Petroleum Corporation

Environmental and Human Rights Due Diligence

WHEREAS:

The construction and operation of energy infrastructure in North America requires respect for rigorous standards of environmental review and practice, and impacted Indigenous Peoples.

Environmental and human rights due diligence are essential to assessing the full risk of an asset acquisition. Where such risks are not adequately considered, decisions can be made that lead to reputational, regulatory and financial loss.

The UN Declaration on the Rights of Indigenous Peoples sets out international standards for Indigenous Peoples' rights including the right to Free, Prior, and Informed Consent prior to the approval of any projects affecting their traditional territory. Human rights due diligence expectations are outlined in principles 17 to 21 of the UN Guiding Principles on Business and Human Rights.

Marathon Petroleum (Marathon) has invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via a joint venture with a subsidiary of Enbridge, Inc.. that together own 36.75% of the Bakken Pipeline Project.

Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure. The pipeline's operator, Energy Transfer Partners (ETP), has a poor environmental record, with pending water contamination lawsuits in New Jersey, Vermont, Pennsylvania, Louisiana, and Puerto Rico.

The agreement to acquire its ownership in DAPL was reached on August 2, 2016, five days after the project was approved by the US Army Corps of Engineers and eight days before the Standing Rock Sioux Tribe (SRST) began its blockade to stop construction.

However, in the months preceding this agreement, the SRST, as well as three federal agencies, raised concerns about the lack of tribal consultation and the inadequacy of the environmental impact review. At the time of this agreement, proponents believe that Marathon and its shareholders should have been aware of the risks posed by these concerns.

Since August, the conflict has escalated as DAPL construction continued despite the Obama Administration's request that ETP voluntarily pause construction within 20 miles of Lake Oahe. The alleged use of force towards peaceful protesters is generating negative media coverage while further jeopardizing DAPL's social license to operate. ETP reports losses of $1.4 billion in a year if delays continue.

RESOLVED

Marathon prepare a report to shareholders, at reasonable cost and omitting proprietary information, that describes the due diligence process used to identify and address environmental and social risks, including Indigenous rights risk, in reviewing potential acquisitions. Such a report should consider:

- Which committees, departments and/or managers are responsible for review, oversight and verification;
- How social and environmental risks are identified and assessed;
- Which international standards are used to define the company's due diligence procedures;
- How this information informs and is weighted in acquisition decisions;
- If and how risks identified were disclosed to shareholders;
- Whether the company has an exit option in DAPL;
- Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future.

J.P.Morgan

Daniel F. Murphy

Vice President
CIB Client Service Americas

November 14, 2016

Ms. Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Dear Ms. Benson,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Marathon Petroleum Corporation continuously for at least one year as of and including November 14, 2016.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 1,307,932 shares of common stock as of November 14, 2016 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F. Murphy

Daniel F. Murphy

cc: Patrick Doherty – NSYCRF
Eric Shostal – NYSCRF
Tana Harris - NYSCRF

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

November 14, 2016

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

Dear Ms. Benson:

As You Sow mailed a second letter today (November 14, 2016). Please disregard the other letter, which contains a shareholder proposal that is not identical to the version filed by the lead filer. Please refer only to this letter.

As You Sow is filing a shareholder proposal on behalf of Adelaide Gomer ("Proponent"), a shareholder of Marathon Petroleum Corporation stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are co-filing this proposal with New York State Common Retirement Fund, who is the lead filer and is authorized by As You Sow to withdraw the resolution on our behalf.

A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal

Environmental and Human Rights Due Diligence

WHEREAS:

The construction and operation of energy infrastructure in North America requires respect for rigorous standards of environmental review and practice, and impacted Indigenous Peoples.

Environmental and human rights due diligence are essential to assessing the full risk of an asset acquisition. Where such risks are not adequately considered, decisions can be made that lead to reputational, regulatory and financial loss.

The UN Declaration on the Rights of Indigenous Peoples sets out international standards for Indigenous Peoples' rights including the right to Free, Prior, and Informed Consent prior to the approval of any projects affecting their traditional territory. Human rights due diligence expectations are outlined in principles 17 to 21 of the UN Guiding Principles on Business and Human Rights.

Marathon Petroleum (Marathon) has invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via a joint venture with a subsidiary of Enbridge, Inc.. that together own 36.75% of the Bakken Pipeline Project.

Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure. The pipeline's operator, Energy Transfer Partners (ETP), has a poor environmental record, with pending water contamination lawsuits in New Jersey, Vermont, Pennsylvania, Louisiana, and Puerto Rico.

The agreement to acquire its ownership in DAPL was reached on August 2, 2016, five days after the project was approved by the US Army Corps of Engineers and eight days before the Standing Rock Sioux Tribe (SRST) began its blockade to stop construction.

However, in the months preceding this agreement, the SRST, as well as three federal agencies, raised concerns about the lack of tribal consultation and the inadequacy of the environmental impact review. At the time of this agreement, proponents believe that Marathon and its shareholders should have been aware of the risks posed by these concerns.

Since August, the conflict has escalated as DAPL construction continued despite the Obama Administration's request that ETP voluntarily pause construction within 20 miles of Lake Oahe. The alleged use of force towards peaceful protesters is generating negative media coverage while further jeopardizing DAPL's social license to operate. ETP reports losses of $1.4 billion in a year if delays continue.

RESOLVED

Marathon prepare a report to shareholders, at reasonable cost and omitting proprietary information, that describes the due diligence process used to identify and address environmental and social risks, including Indigenous rights risk, in reviewing potential acquisitions. Such a report should consider:

- Which committees, departments and/or managers are responsible for review, oversight and verification;

- How environmental and social risks are identified and assessed;
- Which international standards are used to define the company's due diligence procedures;
- How this information informs and is weighted in acquisition decisions;
- If and how risks identified were disclosed to shareholders;
- Whether the company has an exit option in DAPL;
- Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future.

UNITED CHURCH FUNDS

November 14, 2016

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

Dear Ms. Benson:

As an institutional investor on behalf of the United Church of Christ and other faith-based organizations, United Church Funds believes strongly that the rights of the members of the Standing Rock Sioux Tribe must carefully and continuously be heeded in determining the outcomes of the Dakota Access Pipeline project. As a shareholder of Marathon Petroleum, United Church Funds is interested to learn how our company is protecting itself by performing environmental and social risk due diligence, particularly with regards to Indigenous People's Rights.

UCF strongly believes that our Company will be best positioned for reputational risks and potential community backlash, in all of its future endeavors, by having strong environmental and social risk assessment processes.

United Church Funds is filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United Church Funds has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. Upon request, the verification of ownership may be sent to you separately by our custodian, a DTC participant.

We look forward to having productive conversations with the company. The New York State Common Retirement Fund is the lead filer and is authorized by United Church Funds to withdraw the resolution on our behalf.

Sincerely,

Kathryn McCloskey
Director, Social Responsibility
475 Riverside Drive, Suite 1020
New York, NY 10115
Katie.mccloskey@ucfunds.org

cc: Pat Doherty, Office of the Comptroller for State of New York - the New York State Common Retirement Fund

Environmental and Human Rights Due Diligence

WHEREAS:

The construction and operation of energy infrastructure in North America requires respect for rigorous standards of environmental review and practice, and impacted Indigenous Peoples.

Environmental and human rights due diligence are essential to assessing the full risk of an asset acquisition. Where such risks are not adequately considered, decisions can be made that lead to reputational, regulatory and financial loss.

The UN Declaration on the Rights of Indigenous Peoples sets out international standards for Indigenous Peoples' rights including the right to Free, Prior, and Informed Consent prior to the approval of any projects affecting their traditional territory. Human rights due diligence expectations are outlined in principles 17 to 21 of the UN Guiding Principles on Business and Human Rights.

Marathon Petroleum (Marathon) has invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via a joint venture with a subsidiary of Enbridge, Inc.. that together own 36.75% of the Bakken Pipeline Project.

Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure. The pipeline's operator, Energy Transfer Partners (ETP), has a poor environmental record, with pending water contamination lawsuits in New Jersey, Vermont, Pennsylvania, Louisiana, and Puerto Rico.

The agreement to acquire its ownership in DAPL was reached on August 2, 2016, five days after the project was approved by the US Army Corps of Engineers and eight days before the Standing Rock Sioux Tribe (SRST) began its blockade to stop construction.

However, in the months preceding this agreement, the SRST, as well as three federal agencies, raised concerns about the lack of tribal consultation and the inadequacy of the environmental impact review. At the time of this agreement, proponents believe that Marathon and its shareholders should have been aware of the risks posed by these concerns.

Since August, the conflict has escalated as DAPL construction continued despite the Obama Administration's request that ETP voluntarily pause construction within 20 miles of Lake Oahe. The alleged use of force towards peaceful protesters is generating negative media coverage while further jeopardizing DAPL's social license to operate. ETP reports losses of $1.4 billion in a year if delays continue.

RESOLVED

Marathon prepare a report to shareholders, at reasonable cost and omitting proprietary information, that describes the due diligence process used to identify and address environmental and social risks, including Indigenous rights risk, in reviewing potential acquisitions. Such a report should consider:

- Which committees, departments and/or managers are responsible for review, oversight and verification;

- How environmental and social risks are identified and assessed;
- Which international standards are used to define the company's due diligence procedures;
- How this information informs and is weighted in acquisition decisions;
- If and how risks identified were disclosed to shareholders;
- Whether the company has an exit option in DAPL;
- Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future.

By Overnight Mail

November 14, 2016

Ms. Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Re: Shareholder proposal

Dear Ms. Benson:

UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

The Unitarian Universalist Association (UUA), a holder of 890 shares in Marathon Petroleum, is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Board of Directors issue a report on the company's strategy for aligning its business plan with the goals of the Paris Agreement, to hold global temperature rise to well below 2 degrees Celsius.

We are joining with the New York State Common Retirement Fund (NYSCRF), which is the lead filer, and we delegate to NYSCRF, the authority to act on behalf of the UUA in all respects with regard to this filing including withdrawal of the resolution.

The Unitarian Universalist Association (UUA) is a faith community of more than 1000 self-governing congregations that brings to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $175 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475
uua.org

Verification that we are beneficial owners of the requisite shares of Marathon Petroleum will be provided upon request. If you have questions or wish to discuss the proposal, please contact Pat Doherty at 212-681-4823.

Yours very truly,

Timothy Brennan

Enclosure: Shareholder resolution

Marathon Petroleum Corporation

Environmental and Human Rights Due Diligence

WHEREAS:

The construction and operation of energy infrastructure in North America requires respect for rigorous standards of environmental review and practice, and impacted Indigenous Peoples.

Environmental and human rights due diligence are essential to assessing the full risk of an asset acquisition. Where such risks are not adequately considered, decisions can be made that lead to reputational, regulatory and financial loss.

The UN Declaration on the Rights of Indigenous Peoples sets out international standards for Indigenous Peoples' rights including the right to Free, Prior, and Informed Consent prior to the approval of any projects affecting their traditional territory. Human rights due diligence expectations are outlined in principles 17 to 21 of the UN Guiding Principles on Business and Human Rights.

Marathon Petroleum (Marathon) has invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via a joint venture with a subsidiary of Enbridge, Inc. that together own 36.75% of the Bakken Pipeline Project.

Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure. The pipeline's operator, Energy Transfer Partners (ETP), has a poor environmental record, with pending water contamination lawsuits in New Jersey, Vermont, Pennsylvania, Louisiana, and Puerto Rico.

The agreement to acquire its ownership in DAPL was reached on August 2, 2016, five days after the project was approved by the US Army Corps of Engineers and eight days before the Standing Rock Sioux Tribe (SRST) began its blockade to stop construction.

However, in the months preceding this agreement, the SRST, as well as three federal agencies, raised concerns about the lack of tribal consultation and the inadequacy of the environmental impact review. At the time of this agreement, proponents believe that Marathon and its shareholders should have been aware of the risks posed by these concerns.

Since August, the conflict has escalated as DAPL construction continued despite the Obama Administration's request that ETP voluntarily pause construction within 20 miles of Lake Oahe. The alleged use of force towards peaceful protesters is generating negative media coverage while further jeopardizing DAPL's social license to operate. ETP reports losses of $1.4 billion in a year if delays continue.

RESOLVED

Marathon prepare a report to shareholders, at reasonable cost and omitting proprietary information, that describes the due diligence process used to identify and address social and environmental risks, including Indigenous rights risk, in reviewing potential acquisitions. Such a report should consider:

- Which committees, departments and/or managers are responsible for review, oversight and verification;
- How social and environmental risks are identified and assessed;
- Which international standards are used to define the company's due diligence procedures;
- How this information informs and is weighted in acquisition decisions;
- If and how risks identified were disclosed to shareholders;
- Whether the company has an exit option in DAPL;
- Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future.

November 15, 2016

Ms. Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Re: Filing amendment

Dear Ms. Benson:

The Unitarian Universalist Association (UUA), a holder of 890 shares in Marathon Petroleum, is hereby notifying you that we are amending our filing and changing to the resolution text filled by New York State Common Retirement Fund. The resolution requests that Marathon prepare a report to shareholders, at reasonable cost and omitting proprietary information, that describes the due diligence process used to identify and address social and environmental risks, including Indigenous rights risk, in reviewing potential acquisitions.

UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

We are joining with the New York State Common Retirement Fund (NYSCRF), which is the lead filer, and we delegate to NYSCRF, the authority to act on behalf of the UUA in all respects with regard to this filing including withdrawal of the resolution.

The Unitarian Universalist Association (UUA) is a faith community of more than 1000 self-governing congregations that brings to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $175 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of the requisite shares of Marathon Petroleum will be provided upon request. If you have questions or wish to discuss the proposal, please contact Pat Doherty at 212-681-4823.

Yours very truly,

Timothy Brennan

Enclosure: Shareholder resolution

Environmental and Human Rights Due Diligence

WHEREAS:

The construction and operation of energy infrastructure in North America requires respect for rigorous standards of environmental review and practice, and impacted Indigenous Peoples.

Environmental and human rights due diligence are essential to assessing the full risk of an asset acquisition. Where such risks are not adequately considered, decisions can be made that lead to reputational, regulatory and financial loss.

The UN Declaration on the Rights of Indigenous Peoples sets out international standards for Indigenous Peoples' rights including the right to Free, Prior, and Informed Consent prior to the approval of any projects affecting their traditional territory. Human rights due diligence expectations are outlined in principles 17 to 21 of the UN Guiding Principles on Business and Human Rights.

Marathon Petroleum (Marathon) has invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via a joint venture with a subsidiary of Enbridge, Inc.. that together own 36.75% of the Bakken Pipeline Project.

Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure. The pipeline's operator, Energy Transfer Partners (ETP), has a poor environmental record, with pending water contamination lawsuits in New Jersey, Vermont, Pennsylvania, Louisiana, and Puerto Rico.

The agreement to acquire its ownership in DAPL was reached on August 2, 2016, five days after the project was approved by the US Army Corps of Engineers and eight days before the Standing Rock Sioux Tribe (SRST) began its blockade to stop construction.

However, in the months preceding this agreement, the SRST, as well as three federal agencies, raised concerns about the lack of tribal consultation and the inadequacy of the environmental impact review. At the time of this agreement, proponents believe that Marathon and its shareholders should have been aware of the risks posed by these concerns.

Since August, the conflict has escalated as DAPL construction continued despite the Obama Administration's request that ETP voluntarily pause construction within 20 miles of Lake Oahe. The alleged use of force towards peaceful protesters is generating negative media coverage while further jeopardizing DAPL's social license to operate. ETP reports losses of $1.4 billion in a year if delays continue.

RESOLVED

Marathon prepare a report to shareholders, at reasonable cost and omitting proprietary information, that describes the due diligence process used to identify and address environmental and social risks, including Indigenous rights risk, in reviewing potential acquisitions. Such a report should consider:

- Which committees, departments and/or managers are responsible for review, oversight and verification;

- How environmental and social risks are identified and assessed;
- Which international standards are used to define the company's due diligence procedures;
- How this information informs and is weighted in acquisition decisions;
- If and how risks identified were disclosed to shareholders;
- Whether the company has an exit option in DAPL;
- Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future.

TRILLIUM
ASSET MANAGEMENT®

November 14, 2016

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Dear Corporate Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $2 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Marathon Petroleum Corporation on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin for inclusion in the 2016 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8 The Oneida Trust of the Oneida Tribe of Indians of Wisconsin hold more than $2,000 of Marathon Petroleum common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letters, our clients will remain invested in this position continuously through the date of the 2016 annual meeting. We will forward verification of each position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

The New York State Common Retirement Fund is the lead filer of this proposal and is authorized to withdraw the proposal on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

TRILLIUM
ASSET MANAGEMENT®

November 22, 2016

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Dear Corporate Secretary:

In accordance with the SEC Rules, please find the attached authorization letter from The Oneida Trust of the Oneida Tribe of Indians of Wisconsin as well as the custodial letter from Northern Trust documenting that they holds sufficient company shares to file a proposal under rule 14a-8. Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal. Therefore we request that you notify us if you see any deficiencies in the enclosed documentation.

Please contact me if you have any questions at (503) 894-7551; Trillium Asset Management LLC, Two Financial Center, 60 South Street, Boston, MA 02111; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Enclosures

Jonas Kron
Director, Shareholder Advocacy
Trillium Asset Management LLC
Two Financial Center
60 South Street
Suite 1100
Boston, MA 02111

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin ("Oneida Trust") at Marathon Petroleum Corporation ("MPC").

Oneida Trust is the beneficial owner of more than $2,000 of MPC common stock that it has continuously held for more than one year. Oneida Trust intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2017.

Oneida Trust specifically gives Trillium Asset Management LLC full authority to deal, on its behalf, with any and all aspects of the aforementioned shareholder proposal. Oneida Trust intends all communications from the company and its representatives to be directed to Trillium Asset Management LLC. Oneida Trust understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned shareholder proposal.

Sincerely,

Susan White, Director
Oneida Trust
Oneida Tribe of Indians of Wisconsin
P.O. Box 365
Oneida, WI 54155

11/09/2016
Date

Environmental and Human Rights Due Diligence

WHEREAS:

The construction and operation of energy infrastructure in North America requires respect for rigorous standards of environmental review and practice, and impacted Indigenous Peoples.

Environmental and human rights due diligence are essential to assessing the full risk of an asset acquisition. Where such risks are not adequately considered, decisions can be made that lead to reputational, regulatory and financial loss.

The UN Declaration on the Rights of Indigenous Peoples sets out international standards for Indigenous Peoples' rights including the right to Free, Prior, and Informed Consent prior to the approval of any projects affecting their traditional territory. Human rights due diligence expectations are outlined in principles 17 to 21 of the UN Guiding Principles on Business and Human Rights.

Marathon Petroleum (Marathon) has invested $1 billion in the Bakken Pipeline Project consisting of the Dakota Access Pipeline (DAPL) and Energy Transfer Crude Oil Pipeline via a joint venture with a subsidiary of Enbridge, Inc.. that together own 36.75% of the Bakken Pipeline Project.

Marathon's investment pales, however, in the face of potential environmental liability and loss of reputation from a catastrophic pipeline failure. The pipeline's operator, Energy Transfer Partners (ETP), has a poor environmental record, with pending water contamination lawsuits in New Jersey, Vermont, Pennsylvania, Louisiana, and Puerto Rico.

The agreement to acquire its ownership in DAPL was reached on August 2, 2016, five days after the project was approved by the US Army Corps of Engineers and eight days before the Standing Rock Sioux Tribe (SRST) began its blockade to stop construction.

However, in the months preceding this agreement, the SRST, as well as three federal agencies, raised concerns about the lack of tribal consultation and the inadequacy of the environmental impact review. At the time of this agreement, proponents believe that Marathon and its shareholders should have been aware of the risks posed by these concerns.

Since August, the conflict has escalated as DAPL construction continued despite the Obama Administration's request that ETP voluntarily pause construction within 20 miles of Lake Oahe. The alleged use of force towards peaceful protesters is generating negative media coverage while further jeopardizing DAPL's social license to operate. ETP reports losses of $1.4 billion in a year if delays continue.

RESOLVED

Marathon prepare a report to shareholders, at reasonable cost and omitting proprietary information, that describes the due diligence process used to identify and address environmental and social risks, including Indigenous rights risk, in reviewing potential acquisitions. Such a report should consider:

- Which committees, departments and/or managers are responsible for review, oversight and verification;

- How environmental and social risks are identified and assessed;
- Which international standards are used to define the company's due diligence procedures;
- How this information informs and is weighted in acquisition decisions;
- If and how risks identified were disclosed to shareholders;
- Whether the company has an exit option in DAPL;
- Whether Marathon will adjust its policies and practices so as to not become entangled with such situations in the future.

Exhibit B

Deficiency Notices

See attached.

George, Robin (MPC)

From:	Kern, Peter I. (MPC)
Sent:	Wednesday, November 23, 2016 5:55 PM
To:	tbrennan@uua.org; pdoherty@osc.state.ny.us
Cc:	Benson, Molly R. (MPC)
Subject:	Notice of Deficiency: Marathon Petroleum Corporation Shareholder Proposal
Attachments:	[Untitled].pdf

Mr. Brennan and Mr. Doherty,

Please find the attached notice of deficiency with respect to the shareholder proposal you submitted to Marathon Petroleum Corporation.

Peter I. Kern
Attorney
Marathon Petroleum Corporation
539 South Main Street, Findlay, OH 45840
pikern@marathonpetroleum.com
PH (419) 421-3924

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

November 23, 2016

Via FedEx and E-mail to tbrennan@uua.org and pdoherty@osc.state.ny.us

Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association
24 Farnsworth Street
Boston, MA 02210

Patrick Doherty
Director of Corporate Governance
State of New York Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane – 30th Floor
New York, NY 10038

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Messrs. Brennan and Doherty:

We are in receipt of the shareholder proposal from the Unitarian Universalist Association (the "***Association***"), dated November 15, 2016 (the "***Proposal***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

First, in accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of: (1) Rule 14a-8(b)(1) concerning proof of the Association's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted; and (2) Rule 14a-8(b)(2) concerning the proof of the Association's status as a holder of record or otherwise of such securities.

If the Association wishes to correct these deficiencies, it must respond to this letter with either:

(a) if the Association has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting its ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level, and a written statement from the Association that it continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of the Association's shares verifying that the Association beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Association submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. You can determine whether the Association's particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/client-center/dtc-directories. For purposes of determining the date the Association submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically (in this case, November 15, 2016).

Second, pursuant to Rule 14a-8(c) of the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal contains more than one shareholder proposal. Although couched as a single proposal, the Proposal asks the MPC Board of Directors to prepare a report describing the process(es) used to identify and address: (i) social risks, (ii) environmental risks and (iii) indigenous rights risks in reviewing potential acquisitions. In addition to identifying and assessing these three distinct risks, the Proposal requires MPC to describe whether it has an exit option in the Dakota Access Pipeline and whether it will adjust its policies and practices. Because the Proposal requires MPC to assess and report on (A) several unrelated due diligence items and (B) the Company's strategy regarding the Dakota Access Pipeline and other similar projects, we believe that the Proposal addresses multiple proposals. You can correct this procedural deficiency by indicating which proposal the Association would like to submit and which proposal(s) it would like to withdraw.

The Association's response must be postmarked, or transmitted electronically, no later than 14 days following the date it receives this letter. If the Association does not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2017 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,

Molly R. Benson

Vice President, Corporate Secretary and Chief Compliance Officer

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A-7 When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

George, Robin (MPC)

From: Kern, Peter I. (MPC)
Sent: Wednesday, November 23, 2016 5:55 PM
To: katie.mccloskey@ucfunds.org; pdoherty@osc.state.ny.us
Cc: Benson, Molly R. (MPC)
Subject: Notice of Deficiency: Marathon Petroleum Corporation Shareholder Proposal
Attachments: [Untitled].pdf

Mr. Doherty and Ms. McCloskey,

Please find the attached notice of deficiency with respect to the shareholder proposal you submitted to Marathon Petroleum Corporation.

Peter I. Kern
Attorney
Marathon Petroleum Corporation
539 South Main Street, Findlay, OH 45840
pikern@marathonpetroleum.com
PH (419) 421-3924

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

November 23, 2016

Via FedEx and E-mail to katie.mccloskey@ucfunds.org and pdoherty@osc.state.ny.us

Kathryn McCloskey
Director, Social Responsibility
United Church Funds
475 Riverside Drive, Suite 1020
New York, NY 10115

Patrick Doherty
Director of Corporate Governance
State of New York Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane – 30th Floor
New York, NY 10038

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Ms. McCloskey and Mr. Doherty:

We are in receipt of the shareholder proposal from the United Church Funds (the "***Fund***"), dated November 14, 2016 (the "***Proposal***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

First, in accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of: (1) Rule 14a-8(b)(1) concerning proof of the Fund's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted; and (2) Rule 14a-8(b)(2) concerning the proof of the Fund's status as a holder of record or otherwise of such securities.

If the Fund wishes to correct these deficiencies, it must respond to this letter with either:

(a) if the Fund has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting its ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level, and a written statement from the Fund that it continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of the Fund's shares verifying that the Fund beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Fund submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. You can determine whether the Fund's particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/client-center/dtc-directories. For purposes of determining the date the Fund submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically (in this case, November 14, 2016).

Second, pursuant to Rule 14a-8(c) of the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal contains more than one shareholder proposal. Although couched as a single proposal, the Proposal asks the MPC Board of Directors to prepare a report describing the process(es) used to identify and address: (i) social risks, (ii) environmental risks and (iii) indigenous rights risks in reviewing potential acquisitions. In addition to identifying and assessing these three distinct risks, the Proposal requires MPC to describe whether it has an exit option in the Dakota Access Pipeline and whether it will adjust its policies and practices. Because the Proposal requires MPC to assess and report on (A) several unrelated due diligence items and (B) the Company's strategy regarding the Dakota Access Pipeline and other similar projects, we believe that the Proposal addresses multiple proposals. You can correct this procedural deficiency by indicating which proposal the Fund would like to submit and which proposal(s) it would like to withdraw.

The Fund's response must be postmarked, or transmitted electronically, no later than 14 days following the date it receives this letter. If the Fund does not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2017 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,

Molly R. Benson

Vice President, Corporate Secretary and Chief Compliance Officer

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A–7 When providing the information required by § 240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a–9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n–101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

George, Robin (MPC)

From:	Kern, Peter I. (MPC)
Sent:	Wednesday, November 23, 2016 5:54 PM
To:	jkron@trilliuminvest.com; swhite@oneidanation.org; pdoherty@osc.state.ny.us
Cc:	Benson, Molly R. (MPC)
Subject:	Notice of Deficiency: Marathon Petroleum Corporation Shareholder Proposal
Attachments:	[Untitled].pdf

Mr. Kron, Mr. Doherty and Ms. White,

Please find the attached notice of deficiency with respect to the shareholder proposal you submitted to Marathon Petroleum Corporation.

Peter I. Kern
Attorney
Marathon Petroleum Corporation
539 South Main Street, Findlay, OH 45840
pikern@marathonpetroleum.com
PH (419) 421-3924

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

November 23, 2016

Via FedEx and E-mail to jkron@trilliuminvest.com, swhite@oneidanation.org and pdoherty@osc.state.ny.us

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Susan White
Oneida Trust
Oneida Tribe of Indians of Wisconsin
P.O. Box 365
Oneida, WI 54155

Patrick Doherty
Director of Corporate Governance
State of New York Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane – 30th Floor
New York, NY 10038

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Mr. Kron, Ms. White and Mr. Doherty:

We are in receipt of the shareholder proposal from Trillium Asset Management LLC, submitted on behalf of The Oneida Trust of the Oneida Tribe of Indians of Wisconsin (the "***Oneida Trust***"), dated November 14, 2016 (the "***Proposal***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

First, in accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of: (1) Rule 14a-8(b)(1) concerning proof of the Oneida Trust's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted; and (2) Rule 14a-8(b)(2) concerning the proof of the Oneida Trust's status as a holder of record or otherwise of such securities.

If the Oneida Trust wishes to correct these deficiencies, it must respond to this letter with either:

(a) if the Oneida Trust has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting its ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level, and a written statement from the Oneida Trust that it continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of the Oneida Trust's shares verifying that the Oneida Trust beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Oneida Trust submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. You can determine whether the Oneida Trust's particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/client-center/dtc-directories. For purposes of determining the date the Oneida Trust submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically (in this case, November 14, 2016).

Second, pursuant to Rule 14a-8(c) of the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal contains more than one shareholder proposal. Although couched as a single proposal, the Proposal asks the MPC Board of Directors to prepare a report describing the process(es) used to identify and address: (i) social risks, (ii) environmental risks and (iii) indigenous rights risks in reviewing potential acquisitions. In addition to identifying and assessing these three distinct risks, the Proposal requires MPC to describe whether it has an exit option in the Dakota Access Pipeline and whether it will adjust its policies and practices. Because the Proposal requires MPC to assess and report on (A) several unrelated due diligence items and (B) the Company's strategy regarding the Dakota Access Pipeline and other similar projects, we believe that the Proposal addresses multiple proposals. You can correct this procedural deficiency by indicating which proposal the Oneida Trust would like to submit and which proposal(s) it would like to withdraw.

The Oneida Trust's response must be postmarked, or transmitted electronically, no later than 14 days following the date it receives this letter. If the Oneida Trust does not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2017 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,

Molly R Benson

Molly R. Benson

Vice President, Corporate Secretary and Chief Compliance Officer

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A-7 When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a–9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§240.14n–101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

George, Robin (MPC)

From:	Kern, Peter I. (MPC)
Sent:	Wednesday, November 23, 2016 5:54 PM
To:	atimbers@asyousow.org; pdoherty@osc.state.ny.us
Cc:	Benson, Molly R. (MPC)
Subject:	Notice of Deficiency: Marathon Petroleum Corporation Shareholder Proposal
Attachments:	[Untitled].pdf

Ms. Timbers and Mr. Doherty,

Please find the attached notice of deficiency with respect to the shareholder proposal you submitted to Marathon Petroleum Corporation.

Peter I. Kern
Attorney
Marathon Petroleum Corporation
539 South Main Street, Findlay, OH 45840
pikern@marathonpetroleum.com
PH (419) 421-3924

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

November 23, 2016

Via FedEx and E-mail to atimbers@asyousow.org and pdoherty@osc.state.ny.us

Adelaide Gomer
c/o Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, CA 94612

Patrick Doherty
Director of Corporate Governance
State of New York Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane – 30th Floor
New York, NY 10038

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Mses. Timbers and Gomer and Mr. Doherty:

We are in receipt of the shareholder proposal from As You Sow, submitted on behalf of Adelaide Gomer (the "***Proponent***"), dated November 14, 2016 (the "***Proposal***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

First, in accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of: (1) Rule 14a-8(b)(1) concerning proof of the Proponent's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted; and (2) Rule 14a-8(b)(2) concerning the proof of the Proponent's status as a holder of record or otherwise of such securities.

If the Proponent wishes to correct these deficiencies, she must respond to this letter with either:

(a) if the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting her ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in her ownership level, (ii) a written statement from the Proponent that she continuously held the required number of shares for the requisite one-year period, and (iii) a written statement from the Proponent that she intends to continue ownership of the shares through the date of MPC's 2017 annual meeting of shareholders; or

(b) a written statement from the record holder of the Proponent's shares verifying that the Proponent beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Proponent submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. You can determine whether the Proponent's particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/client-center/dtc-directories. For purposes of determining the date the Proponent submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically (in this case, November 14, 2016). The Proponent must also include a written statement that she intends to continue ownership of the shares through the date of MPC's 2017 annual meeting of shareholders.

Second, pursuant to Rule 14a-8(c) of the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal contains more than one shareholder proposal. Although couched as a single proposal, the Proposal asks the MPC Board of Directors to prepare a report describing the process(es) used to identify and address: (i) social risks, (ii) environmental risks and (iii) indigenous rights risks in reviewing potential acquisitions. In addition to identifying and assessing these three distinct risks, the Proposal requires MPC to describe whether it has an exit option in the Dakota Access Pipeline and whether it will adjust its policies and practices. Because the Proposal requires MPC to assess and report on (A) several unrelated due diligence items and (B) the Company's strategy regarding the Dakota Access Pipeline and other similar projects, we believe that the Proposal addresses multiple proposals. You can correct this procedural deficiency by indicating which proposal the Proponent would like to submit and which proposal(s) she would like to withdraw.

The Proponent's response must be postmarked, or transmitted electronically, no later than 14 days following the date she receives this letter. If the Proponent does not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2017 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,

Molly R. Benson

Vice President, Corporate Secretary and Chief Compliance Officer

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A-7 When providing the information required by §240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a–9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n–101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

George, Robin (MPC)

From:	Kern, Peter I. (MPC)
Sent:	Wednesday, November 23, 2016 5:53 PM
To:	pdoherty@osc.state.ny.us
Cc:	Benson, Molly R. (MPC)
Subject:	Notice of Deficiency: Marathon Petroleum Corporation Shareholder Proposal
Attachments:	[Untitled].pdf

Mr. Doherty,

Please find the attached notice of deficiency with respect to the shareholder proposal you submitted to Marathon Petroleum Corporation.

Peter I. Kern
Attorney
Marathon Petroleum Corporation
539 South Main Street, Findlay, OH 45840
pikern@marathonpetroleum.com
PH (419) 421-3924

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.3271
Cell: 567.208.7989
Fax: 419.421.8427
mrbenson@marathonpetroleum.com

November 23, 2016

Via FedEx and E-mail to pdoherty@osc.state.ny.us

Patrick Doherty
Director of Corporate Governance
State of New York Office of the State Comptroller
Division of Corporate Governance
59 Maiden Lane – 30th Floor
New York, NY 10038

Re: <u>Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")</u>

Dear Mr. Doherty:

We are in receipt of the shareholder proposal from the New York State Common Retirement Fund (the "***Retirement Fund***"), dated November 14, 2016, and received by MPC on November 16, 2016 (the "***Proposal***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

Pursuant to Rule 14a-8(c) of the Exchange Act, a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Proposal contains more than one shareholder proposal. Although couched as a single proposal, the Proposal asks the MPC Board of Directors to prepare a report describing the process(es) used to identify and address: (i) social risks, (ii) environmental risks, and (iii) indigenous rights risks in reviewing potential acquisitions. In addition to identifying and assessing these three distinct risks, the Proposal requires MPC to describe whether it has an exit option in the Dakota Access Pipeline and whether it will adjust its policies and practices. Because the Proposal requires MPC to assess and report on (A) several unrelated due diligence items and (B) the Company's strategy regarding the Dakota Access Pipeline and other similar projects, we believe that the Proposal addresses multiple proposals. You can correct this procedural deficiency by indicating which proposal the Retirement Fund would like to submit and which proposal(s) it would like to withdraw. The Retirement Fund's response must be postmarked, or transmitted electronically, no later than 14 days following the date it receives this letter. Merely curing this deficiency, however, will not cure the Proposal's deficiency with respect to timeliness.

MPC deems the Proposal to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2017 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,

Molly R. Benson

Vice President, Corporate Secretary and Chief Compliance Officer

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A-7 When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this

chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified

under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant

to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a–9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n–101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

Exhibit C

Northern Trust Letter

See attached.

NORTHERN TRUST

November 17, 2016

Re: Oneida Elder Trust- Your Account Number ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that The Northern Trust Company holds as custodian for the above client 1785 shares of Marathon Petroleum Corporation. These 1785 shares have been held in this account continuously for at least one year prior to November 14, 2016.

These shares are held at Depository Trust Company under the nominee name of the Northern Trust Company.

This letter serves as confirmation that the shares are held by the Northern Trust Company.

Sincerely,

Patrick Flanagan

Vice President

NTAC:3NS-20

<u>Exhibit D</u>

<u>BNY Mellon Letter</u>

See attached.

George, Robin (MPC)

From:	Benson, Molly R. (MPC)
Sent:	Tuesday, November 29, 2016 1:40 PM
To:	Kern, Peter I. (MPC)
Cc:	Dicesare, Leslie E. (MPC); George, Robin (MPC)
Subject:	FW: [EXTERNAL] UUA - Verification of Ownership
Attachments:	Marathon Petroleum Response.pdf

From: Susan Helbert [mailto:SHelbert@uua.org]
Sent: Tuesday, November 29, 2016 1:35 PM
To: Benson, Molly R. (MPC)
Cc: Tim Brennan
Subject: [EXTERNAL] UUA - Verification of Ownership

HI Ms. Benson-

Attached you will find verification of our ownership of 890 Marathon Petroleum shares from our custodial bank.

Please confirm receipt.

Best-

Susan D. Helbert | Assistant to the Treasurer
Phone (617) 948-4306 | shelbert@uua.org
uua.org | uucef.org

UNITARIAN UNIVERSALIST ASSOCIATION

BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

November 28, 2016

Ms. Kathryn McCloskey
Director, Social Responsibility
United Church Funds
475 Riverside Drive, Suite 1020
New York, NY 10115-1097

Dear Ms. McCloskey,

This letter is to confirm that BNY Mellon as custodian for United Church Funds held 1,394 shares in account ***FISMA & OMB Memorandum M-07-16*** of Marathon Petroleum Cusip 56585A102, as of November 25, 2016.

The beneficial owner of these shares, as per BNY Mellon records, is United Church Funds, who held at least $2,000.00 of market value of Marathon Petroleum. and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Shawn L. Ray
Vice President

Exhibit E

State Street Letter

See attached.

November 28, 2016

Ms. Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Re: Correspondence dated November 23, 2016

Dear Ms. Benson:

In response to your letter, please find enclosed verification that we are beneficial owners of 890 shares of Marathon Petroleum.

UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

Yours very truly,

Timothy Brennan

Enclosure: Verification of ownership

STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania Kansas
City, MO 64105

November 28, 2016

To Whom It May Concern:

State Street Bank has held 890 shares for more than a one year period, preceding and including November 15, 2016 of Marathon Petroleum, CUSIP 56585A102, in account number***FISMA & OMB Memorandum M-07-16***The shares have been held in custody for more year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of these shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Kevin Gilroy
Assistant Vice President
State Street Corporation
Wealth Manager Services
816-871-3283

Exhibit F

RBC Letter

See attached.

RBC Wealth Management

SRI Wealth Management Group
345 California St
29th Floor
San Francisco, CA 94104

Fax: 415-391-9586
Toll Free: 866-408-2667
www.sriwealthmanagement.com

11/30/16

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for Adelaide Gomer.

We are writing to verify that our books and records reflect that, as of market close on November 14, 2016, RBC Capital Markets had held 350 shares of Marathon Petroleum Corporation stock with voting rights continuously for over one year on behalf of Adelaide Gomer. We are providing this information at the request of Adelaide Gomer in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 415-445-8378.

Sincerely,

Manny Calayag
Vice President - Assistant Complex Manager

Exhibit G

AYS Letter

See attached.

Kern, Peter I. (MPC)

From:	Austin Wilson <awilson@asyousow.org>
Sent:	Thursday, December 01, 2016 2:26 PM
To:	Kern, Peter I. (MPC)
Cc:	Amelia Timbers; Benson, Molly R. (MPC)
Subject:	[EXTERNAL] RE: Notice of Deficiency: Marathon Petroleum Corporation Shareholder Proposal
Attachments:	Marathon Letter Proof 20161201.pdf
Importance:	High

Mr. Kern,

Please find attached a letter from As You Sow. We are writing in regards to the shareholder proposal co-filed by As You Sow for inclusion in the 2017 proxy statement.

Please confirm that there are no remaining deficiencies related to our co-filing of the shareholder proposal.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Amelia Timbers
Sent: Wednesday, November 23, 2016 3:21 PM
To: Austin Wilson <awilson@asyousow.org>
Subject: FW: Notice of Deficiency: Marathon Petroleum Corporation Shareholder Proposal

Amelia Timbers
Energy Program Manager
As You Sow
(510) 735-8153 (direct line)
atimbers@asyousow.org | www.asyousow.org

~Building a Safe, Just and Sustainable World since 1992~

From: Kern, Peter I. (MPC) [mailto:pikern@marathonpetroleum.com]
Sent: Wednesday, November 23, 2016 2:54 PM

To: Amelia Timbers <atimbers@asyousow.org>; pdoherty@osc.state.ny.us
Cc: Benson, Molly R. (MPC) <mrbenson@marathonpetroleum.com>
Subject: Notice of Deficiency: Marathon Petroleum Corporation Shareholder Proposal

Ms. Timbers and Mr. Doherty,

Please find the attached notice of deficiency with respect to the shareholder proposal you submitted to Marathon Petroleum Corporation.

Peter I. Kern
Attorney
Marathon Petroleum Corporation
539 South Main Street, Findlay, OH 45840
pikern@marathonpetroleum.com
PH (419) 421-3924

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 1, 2016

Molly R. Benson
Vice President, Corporate Secretary and Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

Dear Ms. Benson:

We are writing in regards to the shareholder proposal filed by As You Sow on behalf of Adelaide Gomer ("Proponent") for inclusion in the 2017 proxy statement. We are in receipt of your letter dated November 23, 2016.

We believe that the shareholder proposal is fully consistent with all of the requirements of rule 14a-8, including 14a-8(c), as it is one proposal.

In addition, please find attached authorization and proof of share ownership for Adelaide Gomer.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Adelaide Gomer Authorization
- Adelaide Gomer Proof of Share Ownership

November 4, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

<u>**Re: Authorization to File Shareholder Resolution**</u>

Dear Andrew Behar,

As of November 4, 2016, the undersigned, Adelaide Gomer (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Marathon Petroleum Corporation, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Marathon Petroleum Corporation stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

Adelaide Gomer

Exhibit H

NYSCRF Letter

See attached.

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF LEGAL SERVICES
110 State Street – 14th Floor
Albany, NY 12236
Tel: (518) 474-3444
Fax: (518) 473-9104

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 7, 2016

Via USPS and E-mail

Molly R. Benson
Vice President, Corporate Secretary and
Chief Compliance Officer
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH 45840

Re: Shareholder Proposal re: Environmental and Human Rights Due Diligence

Dear Ms. Benson:

I write in response to your November 23, 2016 letter to Patrick Doherty, Director of Corporate Governance for New York State Comptroller Thomas P. DiNapoli. In your letter, you expressed your opinion that the shareholder proposal submitted to Marathon Petroleum Corporation on behalf of the New York State Common Retirement Fund and other co-filers for inclusion in the company's 2017 proxy materials violates Rule 14a-8(c) of the Exchange Act in that it contains more than one proposal. We have reviewed the proposal in light of your letter and we disagree with your assessment. We believe the proposal fully complies with the requirements of Rule 14a-8. Accordingly, we see no reason to revise it.

We remain open to a conversation with you regarding this initiative. You may contact Mr. Doherty at (212)383-1428 or at pdoherty@osc.state.ny.us if you would like to discuss the proposal's provisions. Otherwise, please feel free to contact me if you have questions.

Thank you.

Very truly yours,

Maureen Madden
Counsel for Securities Litigation and
Corporate Governance

cc: Patrick Doherty

Exhibit I

Proposal

See attached.

Marathon Petroleum Corporation agrees to equity participation in Bakken Pipeline system

August 2, 2016 7:31 PM ET

FINDLAY, Ohio, Aug. 2, 2016 - Marathon Petroleum Corporation (NYSE: MPC) today announced its agreement to participate in the formation of a joint venture to invest in the Dakota Access Pipeline (DAPL) and the Energy Transfer Crude Oil Pipeline (ETCOP) projects, collectively referred to as the Bakken Pipeline system.

MPC agreed to form a joint venture with Enbridge Energy Partners LP, Inc. (NYSE: EEP), through wholly owned subsidiaries, to acquire a partial equity interest in the Bakken Pipeline system from a subsidiary of Energy Transfer Partners, L.P. (NYSE: ETP) and Sunoco Logistics Partners, L.P. (NYSE: SXL), which owns a 75 percent indirect interest in the Bakken Pipeline system. MPC would own a 25 percent equity interest in the new joint venture with Enbridge. At closing, MPC will own an approximate 9.2 percent indirect interest in the pipeline system in exchange for its investment of $500 million. Under the terms of an open season, MPC also expects its subsidiary to become a committed shipper on the Bakken Pipeline system.

"This system is planned to provide cost-effective access to Bakken crude oil production for the Midwest and Gulf Coast, which will increase MPC's refinery supply flexibility," said Gary R. Heminger, MPC chairman, president and chief executive officer. "In addition, MPC's equity-ownership interest in these major pipelines will make a significant contribution toward the company's plan to grow its midstream logistics business."

The Bakken Pipeline system is currently expected to deliver in excess of 470,000 barrels per day of crude oil from the Bakken/Three Forks production area in North Dakota to the Midwest through Patoka, Illinois, and to the Gulf Coast. The Bakken Pipeline system is expected to be ready for service by the end of 2016.

MPC today also announced that, subject to the closing of the transaction with Energy Transfer and Sunoco, Enbridge and an MPC affiliate have agreed to cancel MPC's transportation services agreement related to the Sandpiper project and liquidate MPC's indirect ownership interest in North Dakota Pipeline Company LLC (North Dakota Pipeline), which would effectively cancel MPC's commitment to fund any further construction costs for that project.

Heminger noted MPC's investment in the Bakken Pipeline system substantially reduces the company's total expected capital investment in North Dakota crude oil-related pipelines.

As of June 30, 2016, MPC has contributed $301 million to fund its share of the construction costs for the Sandpiper pipeline project. The closing of an investment in the Bakken Pipeline system and MPC's resulting exit from the Sandpiper pipeline project would result in an impairment review of the carrying value of MPC's investment in North Dakota Pipeline in the third quarter of 2016 that could result in a charge to impair MPC's investment in the project.

MPC's and Enbridge's joint-venture investment in the Bakken Pipeline system is subject to certain closing conditions, and is expected to close in the third quarter of 2016.

# # #

About Marathon Petroleum Corporation

MPC is the nation's third-largest refiner, with a crude oil refining capacity of approximately 1.8 million barrels per calendar day in its seven-refinery system. Marathon brand gasoline is sold through approximately 5,400 independently owned retail outlets across 19 states. In addition, Speedway LLC, an MPC subsidiary, owns and operates the nation's second-largest convenience store chain, with approximately 2,770 convenience stores in 22 states. MPC owns, leases or has ownership interests in approximately 8,400 miles of crude and light product pipelines and more than 5,000 miles of gas gathering and natural gas liquids (NGL) pipelines. MPC also has ownership interests in 54 gas processing plants, 13 NGL fractionation facilities and two condensate stabilization facilities. Through subsidiaries, MPC owns the general partner of MPLX LP, a midstream master limited partnership. MPC's fully integrated system provides operational flexibility to move crude oil, NGLs, feedstocks and petroleum-related products efficiently through the company's distribution network and midstream service businesses in the Midwest, Northeast, East Coast, Southeast and Gulf Coast regions.

Investor Relations Contacts:
Lisa Wilson (419) 421-2071
Teresa Homan (419) 421-2965

Media Contacts:
Katie Merx (419) 672-5159
Chuck Rice (419) 421-2521

Forward-looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation ("MPC").These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC. You can identify forward-looking statements by words such as "anticipate," "believe," "design," "estimate," "expect," "forecast," "goal," "guidance," "imply," "intend," "objective," "opportunity," "outlook," "plan," "position," "pursue," "prospective," "predict," "project," "potential," "seek," "strategy," "target," "could," "may," "should," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies' control and are difficult to predict. Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the time and costs required to consummate the proposed transactions described herein; the satisfaction or waiver of conditions in the agreements governing the proposed transactions described herein; our ability to achieve the strategic and other objectives related to the proposed transactions described herein; the timing and amount of the impairment related to MPC's investment in North Dakota Pipeline Company LLC; risks relating to MPLX LP and the MPLX/MarkWest Energy Partners, L.P. ("MarkWest") merger; changes to the expected construction costs and timing of pipeline projects; continued/further volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; the effects of the lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC's ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; changes to MPC's capital budget; other risk factors inherent to MPC's industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2015, filed with Securities and Exchange Commission (SEC). In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPC's Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations office.

MPC Bakken Pipeline press release FINAL